                                             Filed Pursuant to Rule 424(b)(2)
                                                   Registration No. 333-71594
                                                                    333-71594-01
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 24, 2001)

                                6,000,000 Shares

                       (BANKATLANTIC BANCORP, INC. LOGO)

                              Class A Common Stock

--------------------------------------------------------------------------------

We are offering 6,000,000 shares of our Class A Common Stock. We will receive all of the net proceeds from the sale of these shares.

Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "BBX." On December 13, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $8.50 per share.

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
              BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                                                              Per Share      Total
                                                              ---------      -----
Public Offering Price.......................................   $8.250     $49,500,000
Underwriting Discounts and Commissions......................   $0.452     $ 2,712,000
Proceeds to Us (before expenses)............................   $7.798     $46,788,000

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of Class A Common Stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to purchasers on or about December 19, 2001.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                  FRIEDMAN BILLINGS RAMSEY
                                              RYAN, BECK & CO.
                                                                  STEPHENS INC.
December 13, 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              Page
                                                              ----
About This Prospectus Supplement............................   S-2
Prospectus Supplement Summary...............................   S-3
Summary Selected Financial Data.............................   S-8
Use of Proceeds.............................................  S-11
Price Range of Common Stock and Dividends...................  S-11
Capitalization..............................................  S-13
Underwriting................................................  S-15
Legal Matters...............................................  S-18

                            PROSPECTUS
About This Prospectus.......................................     2
The Company.................................................     3
The Trust...................................................     4
Pending Acquisition of Community Savings Bankshares, Inc....     4
Recent Developments.........................................     5
Risk Factors................................................     6
Forward-Looking Statements..................................    12
Use of Proceeds.............................................    13
Ratio of Earnings to Fixed Charges..........................    13
Description of Capital Stock................................    13
Description of Debt Securities..............................    15
Description of Trust Preferred Securities, Trust Preferred
  Securities Guarantee and Junior Subordinated Debt
     Securities.............................................    22
Plan of Distribution........................................    31
Legal Matters...............................................    32
Experts.....................................................    32
Where You Can Find More Information.........................    32

                          ---------------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     When we refer to the "Company," "we," or "our" in this prospectus supplement, we are referring to BankAtlantic Bancorp, Inc. and all of its subsidiaries. When we refer to "BankAtlantic Bancorp" in this prospectus supplement, we are referring only to BankAtlantic Bancorp, Inc. and not its subsidiaries. When we refer to "BankAtlantic" or "Bank" in this prospectus supplement, we are referring to BankAtlantic, A Federal Savings Bank. Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of Class A Common Stock.

     This prospectus supplement contains the terms of this offering. A description of our Class A Common Stock is contained in the accompanying prospectus beginning on page 13.

     This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     Because this is a summary, it may not contain all the information that is important to you. You should read carefully the entire prospectus supplement and the accompanying prospectus, including the risk factors and the documents referred to in "Where You Can Find More Information" in the accompanying prospectus, including our financial statements.

                                  THE COMPANY

     We are a Florida-based financial services holding company with $4.8 billion in assets and pro forma for the acquisition of Community Savings Bankshares, Inc., as described below, we will have $5.7 billion in assets. We own BankAtlantic, Levitt Corporation, and Ryan, Beck & Co., LLC. BankAtlantic is a federal savings bank headquartered in Fort Lauderdale, Florida which provides traditional retail banking services and a wide range of commercial banking products and related financial services. Through Levitt Corporation we engage in residential construction, real estate development and real estate investment activities in Florida. Ryan, Beck is an investment banking firm which provides a wide range of investment banking, brokerage and investment management services.

     Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

STRATEGY

     We are one of the leading financial services companies based in Florida, and upon completion of the acquisition of Community Savings Bankshares discussed below, we expect to be the largest financial institution headquartered in Florida. We believe that there are significant opportunities for profitable growth in our markets. The rapid pace of consolidation among Florida's depository institutions has created opportunities for locally-owned, community-focused financial institutions such as BankAtlantic. Florida is the fourth most populous and seventh fastest growing state in the U.S., and BankAtlantic's principal markets include the four most populous counties in Florida, as well as several of the most affluent markets.

     Over the past 18 months, we have been pursuing a focused strategy designed to result in continued growth and improved profitability. We believe that this strategy has been instrumental in improving our operating earnings to a record $12.0 million in the third quarter of 2001, as well as improving our performance measures such as return on equity and return on assets. The six key focal points of our strategy are:

     - Concentrating on our core competencies: We intend to continue to grow our core commercial and retail banking business, which during 2001 has represented approximately 70% of our total revenues, with an emphasis on commercial real estate and commercial real estate development lending. We attribute our success in the commercial real estate lending business to several key factors including disciplined underwriting and insight and expertise in the commercial real estate market.

     - Benefiting from consolidation in Florida: There has been rapid consolidation among Florida's depository institutions, and we believe that we are in a position to take advantage of the opportunities this presents. While larger regional and super-regional competitors continue to focus on larger dollar transactions and less personal forms of customer service, we have committed ourselves to providing personalized banking services and to positioning BankAtlantic as a community-based and community-focused institution. As a result, we have been able to attract talented personnel interested in working for a locally-based institution. As consolidation in our industry continues, we believe there will be opportunities to acquire valuable assets that are deemed too small by larger competitors or divested as the result of acquisitions. The proposed acquisition of Community Savings Bankshares, described below, is an example of this component of our strategy.

     - Strengthening our credit culture: Jay C. McClung, BankAtlantic's new Chief Credit Officer, has taken significant steps to strengthen the Bank's credit culture. BankAtlantic has modified its underwriting standards and has developed and instituted credit training programs for its banking officers which emphasize underwriting and credit analysis. BankAtlantic has also developed systems and programs which we believe will enable it to offer new products and services without exposing the Bank to unnecessary credit risks. While the core operations of the Bank have generally performed well during the past three years, certain of the Bank's attempts to develop new business lines resulted in some unprofitable lines of business and higher than acceptable charge-off levels. Small business lending, indirect consumer lending and leasing programs resulted in approximately $54 million of net charge-offs during 1998, 1999 and 2000, equaling approximately 85% of total net charge-offs during those periods. As a consequence, BankAtlantic substantially curtailed or eliminated these activities, adopted new underwriting standards and implemented a portfolio monitoring program.

     - Enhancing key management personnel: Since January 2000, we have hired four key executives, each with a proven record at successful financial services companies. These executives are:

        - Lloyd B. DeVaux, Executive Vice President and Chief Information Officer of BankAtlantic, former Senior Executive Vice President and Chief Information Officer, Union Planters Corporation, a $35 billion bank holding company.

        - Jay A. Fuchs, Executive Vice President of the Community Banking Division of BankAtlantic, former President of American Bankers Insurance Company, a financial services marketing company.

        - Jay C. McClung, Executive Vice President and Chief Credit Officer of BankAtlantic, former Chief Credit Officer of Synovus Financial Corp., a $13 billion bank holding company. Mr. McClung also had fifteen years of financial services and credit experience with G.E. Capital Corporation.

        - James A. White, Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp and BankAtlantic, former Chief Financial Officer of BOK Financial Corporation, an $8 billion bank holding company. Mr. White also previously served as President and Chief Executive Officer of First National Bank of Tulsa.

     - Developing a customer and sales oriented culture in the branches: In addition to hiring Jay A. Fuchs, BankAtlantic's new Chief Community Banking Division Officer, during the past year we have hired two new county presidents and internally promoted one new county president. We have developed new products which we believe are more attractive for our customers. We have instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and profitability based incentives enabling our community banking personnel to earn additional income for production of profitable business. In addition, we have empowered our branch personnel to adjust the terms of certain of our products based on the profitability of the customer and the branch.

     - Enhancing the capital structure of the company: Over the past 18 months, we have made significant progress in improving our capital structure to support our growth and continued improvement in profitability. In September 2001, we completed the successful conversion of the remaining $51 million of our 6 3/4% convertible subordinated debentures into Class A Common Stock. In July 2001, we completed an underwritten public offering of 5.1 million shares of our Class A Common Stock, and used the net proceeds to repay $35 million of our subordinated investment notes and to reduce other indebtedness. Additionally, during 2000, we retired $50 million of our 5 5/8% convertible subordinated debentures and retired the publicly traded shares of our Class B Common Stock. The result of these efforts has been to reduce holding company debt (excluding trust preferred securities) to $80.9 million at September 30, 2001 from $174.1 million at December 31, 2000; to improve our tangible common equity/tangible asset ratio to 7.0% at September 30, 2001 from 4.4% at December 31, 2000; to reduce the ratio of holding company debt to consolidated equity to 42.4% at September 30, 2001 from 100.9% at December 31, 2000; and to reduce our double leverage ratio, which is our investment in subsidiaries divided by the amount of consolidated equity reflected on the parent company balance sheet, to 128.8% at September 30, 2001 from 181.6% at December 31, 2000.

OTHER NON-BANKING BUSINESSES

     Levitt Corporation enables us to further capitalize on our real estate development expertise. Levitt's six person executive management team has well over 100 years of combined real estate development experience. Levitt's subsidiary, Core Communities, Inc., formerly known as St. Lucie West Holding Corp., is the developer of master-planned residential, commercial and industrial communities in Florida. Core Communities' strategy is to acquire additional property that is suitable for commercial or residential development and resale. During September 2001, Core Communities purchased for $17.0 million Live Oak Preserve, a 1,285 acre master planned community in Tampa, Florida, which is zoned for both commercial and residential development. Levitt's other subsidiary, Levitt and Sons, since its inception in 1929, has developed over 200,000 single family homes. Since we acquired Levitt and Sons in 1999, it has focused on the development of single family homes and to a lesser extent rental apartment complexes. As of September 30, 2001, Levitt had a pre-sold backlog of 877 homes at its existing developments, compared to a backlog of 330 homes as of December 31, 1999 and 703 homes as of December 31, 2000. Levitt and Sons' strategy is to continue to deliver on its presold backlog of 877 homes, to complete its existing developments and to develop other active adult communities on a selected basis in markets that the management team deems to be attractive and to offer profitable opportunities for Levitt.

     We are also engaged in the investment banking, brokerage and investment management business through our subsidiary, Ryan, Beck & Co., LLC, founded in 1946. Ryan, Beck conducts capital market activities focused on the financial services and municipal sectors. These activities include investment banking, trading, research and institutional sales. Ryan, Beck also operates as a retail oriented brokerage firm on behalf of high net worth individuals in New Jersey, New York, Florida and Pennsylvania. Ryan, Beck has recently accelerated efforts to grow its retail brokerage operations. Ryan, Beck also operates as an asset manager through its wholly owned subsidiary, Cumberland Advisors.

     We intend to continue our strategy of expanding our sources of non-interest revenues from our real estate development and investment banking subsidiaries. We anticipate that this growth will be achieved by controlled internal expansion and, where available on attractive terms, through acquisitions. Levitt Corporation and Ryan, Beck from time to time evaluate potential acquisition opportunities, some of which may be material. At the present time, neither Levitt Corporation nor Ryan, Beck has entered into any agreements in principle relating to any material acquisitions.

THE COMMUNITY SAVINGS BANKSHARES ACQUISITION

     On September 9, 2001, we entered into an agreement to acquire Community Savings Bankshares, the holding company for Community Savings, F. A., a federally chartered savings and loan association. Community Savings operates 21 offices in Palm Beach, Martin, St. Lucie and Indian River counties in Florida and, as of September 30, 2001, had assets of $950.0 million and deposits of $667.0 million.

     Upon completion of the merger, we expect to be the largest financial institution headquartered in Florida, with approximately $5.7 billion in assets, $3.0 billion in deposits and 73 branches located throughout Florida. In addition to being an ideal geographic fit with BankAtlantic's existing franchise and improving its growth prospects, the acquisition of Community should enhance our franchise value, risk profile and earnings potential in several ways:

     - Improves market coverage: The acquisition will nearly double our penetration of the Palm Beach market, one of the fastest growing and wealthiest markets in Florida. This improved coverage should enhance our operating efficiency and our ability to provide superior service to this customer base.

     - Improves core funding mix and asset risk profile: Community's $667.0 million of deposits will increase our ratio of deposits as a percent of total liabilities from 52% to 57% on a pro forma basis, providing us with a stable source of funding. In addition, the acquisition increases the percentage of seasoned, low-risk residential real estate loans in our portfolio, thereby improving our consolidated risk profile.

     - Increases revenue associated with our core banking franchise: The acquisition increases the percentage of our revenue attributable to core banking activities from 69% for the nine months ended September 30, 2001 to 73% on a pro forma basis for the combined companies.

     - Provides significant cost savings opportunities: The acquisition provides the opportunity for us to reduce our pro forma cost structure through the elimination of redundant back office operations, elimination of Community's ESOP and the closure of approximately six overlapping branches, to be selected from the combined branch network. We expect to reduce non-interest expenses of the combined companies by up to $8.8 million once the cost savings are fully phased in.

     We expect the acquisition of Community to close in the first quarter of 2002, subject to the satisfaction of certain conditions, including regulatory approval and Community shareholders' approval. We will acquire Community for approximately $170 million in cash and expect to incur transaction-related expenses of approximately $6.3 million.

                                  THE OFFERING

Common Stock offered....... 6,000,000 million shares of Class A Common Stock

Common Stock to be
  outstanding after the
  offering................. 52,302,435 shares of Class A Common Stock
                            4,876,124 shares of Class B Common Stock

                            The number of shares of Class A Common Stock to be outstanding after this offering:

                            - includes 46,302,435 shares of Class A Common Stock
                              outstanding as of December 12, 2001,

                            - excludes 5,587,573 shares of Class A Common Stock
                              issuable upon exercise of options, and

                            - excludes 4,094,844 shares of Class A Common Stock
                              issuable upon conversion of our outstanding 5 5/8% convertible subordinated debentures due 2007, which are convertible at $11.25 per share.

Over-allotment option...... 900,000 shares of Class A Common Stock

Voting Rights.............. Holders of Class A Common Stock are entitled to one vote per share, and the Class A Common Stock possesses a fixed 53% of the aggregate voting power of all of our common stock. The holder of our Class B Common Stock, BFC Financial Corporation, possesses a fixed 47% of the aggregate voting power of all of our common stock. BFC is controlled by Alan B. Levan, BankAtlantic Bancorp's and BankAtlantic's Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, BankAtlantic Bancorp's and BankAtlantic's Vice-Chairman of the Board of Directors. The holders of our Class A Common Stock and Class B Common Stock vote as a single class, except as may be required by law or as provided in our Articles of Incorporation.

Dividends.................. Holders of Class A Common Stock and Class B Common
                            Stock participate equally in dividends on a per share basis. Stock dividends and other non-cash distributions on Class A Common Stock are identical to those issued on Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued in the form of Class A Common Stock while a stock dividend or other non-cash distribution to holders of Class B Common Stock may be issued in either the form of Class A Common Stock or Class B Common Stock in the discretion of our Board of Directors.

Convertibility............. Our Class A Common Stock is not convertible. Our
                            Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis.

Use of Proceeds............ We intend to use the net proceeds to contribute to the capital of BankAtlantic, to finance a portion of the purchase price for our acquisition of Community and for general corporate purposes.

Class A Common Stock NYSE
  Symbol................... "BBX"

                        SUMMARY SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data as of and for the years ended December 31, 1996 through 2000 and as of and for the nine months ended September 30, 2000 and 2001. Certain selected financial data presented below under the captions "Income Statement," "Per Class A common share data" and "Balance Sheet (at year end)" as of December 31, 1996, 1997, 1998, 1999 and 2000 and for each of the years in the five-year period ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The selected financial data presented below as of and for the nine month periods ended September 30, 2000 and 2001, are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. Results for the nine month period ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which are incorporated in this prospectus supplement by reference.

                                                                                                          FOR THE NINE MONTHS
                                                                                                                 ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------------   ------------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS EXCEPT SHARE, PER SHARE DATA AND RATIOS)                                                        (UNAUDITED)
INCOME STATEMENT
Total interest income................  $  152,631   $  210,554   $  254,138   $  285,937   $  327,891   $  242,408   $  252,987
Total interest expense...............      76,365      116,024      151,853      168,671      210,012      153,344      151,184
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income..................      76,266       94,530      102,285      117,266      117,879       89,064      101,803
Provision for loan losses............       5,844       11,268       21,788       30,658       29,132       22,016       14,059
Gains on sales of securities, net....       5,959        4,830        1,207        1,928        2,226          228        3,592
Other non-interest income............      20,859       28,536       55,673       98,141      113,938       74,855       85,446
Non-interest expense before goodwill
  impairment.........................      68,221       77,722      120,665      139,779      177,207      125,964      133,333
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes,
  discontinued operations,
  extraordinary items and cumulative
  effect of a change in accounting
  principle..........................      29,019       38,906       16,712       46,898       27,704       16,167       43,449
Provision for income taxes...........      11,380       15,248        6,526       18,106       11,607        6,284       16,051
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from operating earnings.......      17,639       23,658       10,186       28,792       16,097        9,883       27,398
Impairment of goodwill...............          --           --           --           --           --           --        6,624
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations....      17,639       23,658       10,186       28,792       16,097        9,883       20,774
Income (loss) from discontinued
  operations, net of tax.............       1,372        4,111      (18,220)       2,077          669          424           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  items and cumulative effect of a
  change in accounting principle.....      19,011       27,769       (8,034)      30,869       16,766       10,307       20,774
Extraordinary items, net of tax......          --           --           --           --        7,948        7,432         (253)
Cumulative effect of a change in
  accounting principle...............          --           --           --           --           --           --        1,138
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................  $   19,011   $   27,769   $   (8,034)  $   30,869   $   24,714   $   17,739   $   21,659
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
PERFORMANCE RATIOS
Return on average assets(1)(2).......        0.88%        0.86%        0.28%        0.72%        0.37%        0.30%        0.58%
Return on average equity(1)(2).......       13.07        14.85         4.39        11.68         6.31         4.95         9.86
Operating return on average assets...        0.88         0.86         0.28         0.72         0.37         0.30         0.77
Operating return on average equity...       13.07        14.85         4.39        11.68         6.31         4.95        13.00
Net interest margin..................        4.12         3.72         3.12         3.14         2.72         2.97         3.03

                                                                                                          FOR THE NINE MONTHS
                                                                                                                 ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------------   ------------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS EXCEPT SHARE, PER SHARE DATA AND RATIOS)                                                        (UNAUDITED)
Other non-interest income to total
  net revenues.......................       20.23        22.31        34.98        45.16        48.68        45.60        44.77
Efficiency ratio(2)(3)...............       66.12        60.77        75.81        64.30        75.72        76.74        73.34
Efficiency ratio -- banking
  operations(2)(4)...................       64.14        57.56        61.20        49.80        59.73        54.94        54.03
PER CLASS A COMMON SHARE DATA(8)
Diluted earnings from continuing
  operations.........................  $     0.47   $     0.58   $     0.25   $     0.59   $     0.38   $     0.24   $      N/A
Earnings (loss) from discontinued
  operations.........................        0.03         0.09        (0.45)        0.03         0.01         0.01          N/A
Earnings from extraordinary items....        0.00         0.00         0.00         0.00         0.15         0.13          N/A
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted earnings (loss) per share....  $     0.50   $     0.67   $    (0.20)  $     0.62   $     0.54   $     0.38   $      N/A
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted cash flow earnings (loss) per
  share(5)...........................  $     0.54   $     0.72   $    (0.12)  $     0.69   $     0.61   $     0.43   $      N/A
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
PER COMMON SHARE DATA(8)
Diluted operating earnings...........  $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $     0.58
Diluted loss from goodwill
  impairment.........................         N/A          N/A          N/A          N/A          N/A          N/A        (0.13)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted earnings from continuing
  operations.........................         N/A          N/A          N/A          N/A          N/A          N/A         0.45
Earnings (loss) from extraordinary
  items..............................         N/A          N/A          N/A          N/A          N/A          N/A        (0.01)
Earnings from cumulative effect of a
  change in accounting principle.....         N/A          N/A          N/A          N/A          N/A          N/A         0.02
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted earnings per share...........  $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $     0.46
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Diluted cash flow earnings per
  share(5)...........................  $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $      N/A   $     0.64
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Cash dividends declared per Class A
  common share.......................  $    0.071   $    0.082   $    0.094   $    0.097   $    0.101   $    0.076   $    0.083
Cash dividends declared per Class B
  common share.......................       0.063        0.074        0.085        0.088        0.092        0.069        0.081
Book value per share.................        4.48         5.59         5.63         5.53         6.80         6.34         7.29
Tangible book value per share........        3.60         4.89         4.33         4.27         5.44         4.95         6.49
BALANCE SHEET (AT YEAR END)
Loans and leases, net(6).............  $1,824,856   $2,072,825   $2,635,369   $2,689,708   $2,853,804   $2,750,439   $2,885,518
Securities...........................     493,856      667,770      679,336      954,932    1,266,186    1,177,988    1,338,096
Total assets.........................   2,605,527    3,064,480    3,788,975    4,159,901    4,617,300    4,431,685    4,765,656
Deposits.............................   1,832,780    1,763,733    1,925,772    2,027,892    2,234,485    2,186,728    2,293,597
Securities sold under agreements to
  repurchase and other short term
  borrowings.........................     190,588       61,216      180,593      429,123      669,202      637,295      616,521
Other borrowings(7)..................     374,200      952,057    1,296,436    1,401,709    1,337,909    1,281,599    1,325,635
Stockholders' equity.................     147,704      207,171      240,440      235,886      248,821      231,802      372,433
ASSET QUALITY RATIOS
Non-performing assets as a percent of
  total loans, tax certificates and
  real estate owned..................        1.11%        1.33%        1.15%        1.40%        0.89%        1.05%        1.21%
Loan loss allowance as a percent of
  non-performing loans...............      207.26       161.93       162.43       137.64       259.58       233.02       137.78
Loan loss allowance as a percent of
  total loans........................        1.39         1.35         1.42         1.63         1.62         1.80         1.51
CONSOLIDATED CAPITAL RATIOS
Equity as a percentage of total
  assets.............................        5.67%        6.76%        6.35%        5.67%        5.39%        5.23%        7.81%
Tangible equity as a percentage of
  total assets.......................        4.56         5.90         4.88         4.38         4.31         4.08         6.96

                                                                                                          FOR THE NINE MONTHS
                                                                                                                 ENDED
                                                      FOR THE YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------------   ------------------------
                                          1996         1997         1998         1999         2000         2000         2001
                                       ----------   ----------   ----------   ----------   ----------   ----------   -----------
(IN THOUSANDS EXCEPT SHARE, PER SHARE DATA AND RATIOS)                                                        (UNAUDITED)
CAPITAL RATIOS FOR BANKATLANTIC
Total risk based capital.............       10.83%       18.64%       13.92%       13.30%       11.00%       11.67%       11.33%
Tier I risk based capital............        9.58        17.38        12.67        12.04         9.74        10.41        10.13
Core capital.........................        6.65        11.12         8.48         7.71         6.66         6.99         6.83

---------------

(1) ROA and ROE excluding the $7.2 million Savings Association Insurance Fund one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.
(2) Restated for continuing operations relating to the decision by the Company to exit its mortgage servicing operations.
(3) The efficiency ratio is non-interest expense as a percent of net interest income plus non-interest income. Excluding the $7.2 million SAIF one-time special assessment, this ratio for the year ended December 31, 1996 would have been 62.79%. Excluding the $6.6 million impairment of cost over fair value of net assets acquired, this ratio for the nine months ended September 30, 2001 would have been 69.87%.
(4) Efficiency ratio banking operations is non-interest expense as a percent of net interest income plus non-interest income excluding a $2.6 million restructuring charge in 2000 relating to the termination of certain ATM activities and excluding the operations of Ryan, Beck, Levitt and BankAtlantic Bancorp.
(5) Diluted cash flow earnings per share excludes goodwill impairment and amortization expense of goodwill and other intangible assets.
(6) Includes $207,000, $160.1 million, $9.7 million, $13.6 million and $1.3 million, of banker's acceptances at December 31, 1996, 1997, 1998, 1999 and 2000, respectively and $8.5 million and $577,000 of banker's acceptances at September 30, 2000 and 2001, respectively.
(7) Other borrowings consist of FHLB advances, subordinated debentures, notes and bonds payable and guaranteed preferred beneficial interests in the Company's junior subordinated debentures.
(8) In prior periods our capital structure included a dividend premium for our Class A common shareholders. As a consequence of the dividend structure we used the two-class method to calculate our earnings per share. During the 2001 second quarter, our shareholders voted to equalize the dividend payable on the Class A and Class B Common Stock. As a result, as of January 1, 2001 we no longer use the two-class method to calculate our earnings per share. If the two-class method for calculating earnings per share was utilized through March 31, 2001, the diluted earnings per share for the nine months ended September 30, 2001 would remain unchanged.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the shares of Class A Common Stock we are offering will be approximately $46.4 million after deducting the underwriting discounts and estimated offering expenses we will pay, or $53.4 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds to contribute to the capital of BankAtlantic, to finance a portion of the purchase price for our acquisition of Community and for general corporate purposes. If the Community acquisition is not completed, we will have broad discretion in allocating the net proceeds that would have been used to finance the acquisition.

     We anticipate that we may raise additional funds for the acquisition of Community from future sales of additional securities under the accompanying prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "BBX." Our Class B Common Stock is not traded on any exchange or quoted through any automated quotation system. The following tables set forth, for the indicated periods, the high and low closing sale prices for our Class A Common Stock as reported by the New York Stock Exchange and the cash dividends declared per share of our Class A Common Stock and Class B Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions. The stock prices have been adjusted to reflect a 15% Class A Common Stock dividend issued to the holders of our Class A Common Stock and Class B Common Stock in August 1999.

                                                                                           CLASS B
                                                                                           COMMON
                                                                CLASS A COMMON STOCK        STOCK
                                                              -------------------------   ---------
                                                                                CASH        CASH
                                                               PRICE RANGE    DIVIDENDS   DIVIDENDS
                                                              -------------      PER         PER
                                                              HIGH     LOW      SHARE       SHARE
                                                              -----   -----   ---------   ---------
1999
  First Quarter.............................................  $7.77   $5.70    $.0239      $.0217
  Second Quarter............................................   7.39    6.14     .0239       .0217
  Third Quarter.............................................   6.95    5.56     .0239       .0217
  Fourth Quarter............................................   5.93    3.81     .0253       .0230
2000
  First Quarter.............................................  $5.31   $3.93    $.0253      $.0230
  Second Quarter............................................   4.62    3.50     .0253       .0230
  Third Quarter.............................................   4.50    3.06     .0253       .0230
  Fourth Quarter............................................   4.50    3.62     .0253       .0230
2001
  First Quarter.............................................  $6.41   $3.87    $.0253      $.0230
  Second Quarter............................................   8.85    5.97     .0290       .0290
  Third Quarter.............................................  11.01    8.39     .0290       .0290
  Fourth Quarter (through December 13, 2001)................  10.35    7.86     .0290       .0290

     On December 13, 2001, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $8.50 per share.

     We have paid cash dividends on our Class B Common Stock since our formation in 1994, and we have paid regular quarterly cash dividends on our Class A Common Stock since its initial issuance in March 1996. We currently intend to declare and pay regular quarterly cash dividends on both classes of our common stock. Until the recent amendments to our Articles of Incorporation on May 24, 2001, our Class A Common Stock was entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. Cash dividends paid on the Class A Common Stock and Class B Common Stock are now equal on a per share basis.

     Our ability to pay dividends is restricted by certain regulations of the Office of Thrift Supervision as well as certain covenant restrictions contained in the indentures and loan agreements that govern the terms of our debt. For more information on these restrictions, see the section of the accompanying prospectus entitled "Risk Factors" on page 6.

                                 CAPITALIZATION

     The following table sets forth our capitalization (i) on an actual basis as of September 30, 2001, (ii) on an as adjusted basis to reflect the sale of the
6.0 million shares of Class A Common Stock in this offering at $8.25 per share (after deducting underwriting discounts and estimated offering expenses) and the application of the estimated net proceeds from this offering and (iii) on a pro forma as adjusted basis to reflect this offering, the application of the net proceeds from this offering and the acquisition of Community. This table also sets forth the capitalization of Community on an actual basis as of September 30, 2001. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, which are incorporated in this prospectus by reference. The financial information in this table regarding Community was obtained from Community's quarterly report on Form 10-Q for the quarter ended September 30, 2001 which was filed with the SEC on November 14, 2001.

                                                                 AS OF SEPTEMBER 30, 2001
                                                 --------------------------------------------------------
                                                 BANKATLANTIC   BANKATLANTIC   COMMUNITY     PRO FORMA
                                                   BANCORP        BANCORP       SAVINGS          AS
                                                    ACTUAL      AS ADJUSTED     ACTUAL     ADJUSTED(1)(3)
                                                 ------------   ------------   ---------   --------------
                                                           (IN THOUSANDS, EXCEPT PERCENT DATA)
                                                                       (UNAUDITED)
DEPOSITS AND BORROWINGS
  Deposits.....................................   $2,293,597     $2,293,597    $666,966      $2,967,197
  Advances from FHLB...........................    1,113,979      1,113,979     134,143       1,249,680
  Securities sold under agreements to
     repurchase and other short term
     borrowings................................      616,521        570,144          --         616,521
  Real estate debt (including current
     portion)..................................       56,036         56,036          --          56,036
  Holding company debt and mortgage bonds
     (including current portion)...............       80,870         80,870      12,879          91,688
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN
  COMPANY'S JUNIOR SUBORDINATED DEBENTURES.....       74,750         74,750          --          74,750
STOCKHOLDERS' EQUITY
  Preferred Stock, 10,000,000 shares
     authorized, none issued and outstanding...           --             --          --              --
  Class A Common Stock, 80,000,000 shares
     authorized: 46,202,430 shares issued and
     outstanding; 52,202,430 shares issued and
     outstanding, as adjusted..................          462            522      10,571             522
  Class B Common Stock, 45,000,000 shares
     authorized; 4,876,124 shares issued and
     outstanding; 4,876,124 shares issued and
     outstanding, as adjusted..................           49             49          --              49
  Additional paid-in capital...................      197,285        243,603      94,401         243,603
  Retained earnings............................      159,955        159,955      40,704         159,955
  Common stock issued to or purchased by
     employee benefit plans....................           --             --      (4,837)             --
  Treasury stock, at cost......................           --             --     (23,704)             --
  Accumulated other comprehensive income.......       14,682         14,682         504          14,682
                                                  ----------     ----------    --------      ----------
          TOTAL STOCKHOLDERS' EQUITY...........   $  372,433     $  418,811    $117,639      $  418,811
                                                  ==========     ==========    ========      ==========

                                                                 AS OF SEPTEMBER 30, 2001
                                                 --------------------------------------------------------
                                                 BANKATLANTIC   BANKATLANTIC   COMMUNITY     PRO FORMA
                                                   BANCORP        BANCORP       SAVINGS          AS
                                                    ACTUAL      AS ADJUSTED     ACTUAL     ADJUSTED(1)(3)
                                                 ------------   ------------   ---------   --------------
                                                           (IN THOUSANDS, EXCEPT PERCENT DATA)
                                                                       (UNAUDITED)
Holding company debt plus guaranteed preferred
  beneficial interests in the Company's junior
  subordinated debentures as a percentage of
  total stockholders' equity(2)................       41.78%         37.16%                      39.74%(4)
Equity as a percent of total assets............        7.81%          8.79%                       7.41%
Tangible equity as a percent of tangible
  assets.......................................        7.02%          8.00%                       5.64%
Book value per share...........................   $     7.29     $     7.34                  $     7.34
Tangible book value per share..................   $     6.49     $     6.62                  $     5.48

---------------

(1) The pro forma includes purchase accounting fair market value adjustments to the following liabilities of Community (in thousands):

          Deposits..........................................  $ 6,634
          Advances from FHLB................................    1,558
          Other borrowings..................................   (2,061)

(2) Holding company debt plus guaranteed preferred beneficial interests in the Company's junior subordinated debentures as a percentage of total tangible stockholders' equity equaled 46.93%, 41.17% and 53.23%, actual, as adjusted and pro forma as adjusted, respectively.
(3) This schedule does not include the anticipated issuance of $25 million to $50 million of trust preferred securities and/or debt securities or the use of other working capital to fund the balance of the purchase price of Community.
(4) Equal to 46% and 52% assuming the issuance of $25 million and $50 million, respectively, of debt or trust preferred securities.

     This table is based on shares outstanding as of September 30, 2001 and does not include 5,587,573 shares of Class A Common Stock issuable upon exercise of outstanding options and 4,094,844 shares of Class A Common Stock issuable upon conversion of our outstanding 5 5/8% convertible subordinated debentures due 2007, which are convertible at $11.25 per share.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of Class A Common Stock opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Lehman Brothers Inc.........................................      3,000,000
Friedman, Billings, Ramsey & Co., Inc.......................      1,200,000
Ryan, Beck & Co., LLC.......................................      1,200,000
Stephens Inc. ..............................................        600,000
                                                                 ----------
          Total.............................................      6,000,000
                                                                 ==========

     The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the shares of Class A Common Stock in the offering if any are purchased, other than those covered by the over-allotment option described below. The conditions contained in the underwriting agreement include the requirement that:

          - the representations made by us to the underwriters are true;

          - there is no material change in the financial markets; and

          - we deliver to the underwriters customary closing documents.

     If an underwriter defaults, the underwriting agreement provides that the purchase commitment of the non-defaulting underwriters may be increased or the agreement may be terminated.

     We have granted to the underwriters a 30 day option after the date of this prospectus to purchase, on one occasion only, in whole or in part, up to an aggregate of an additional 900,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated on the preceding table. The foregoing limitations do not apply to stabilizing transactions, syndicate covering transactions and penalty bids for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, the "Exchange Act."

     The underwriters have advised us that they propose to offer shares of Class A Common Stock directly to the public at the offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.27 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 900,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share underwriting discounts and commissions to be paid
  by the Company............................................  $    0.452     $    0.452
Total.......................................................  $2,712,000     $3,118,800

     The expenses of this offering, excluding underwriting discounts and commissions summarized in the table above, that are payable by us are estimated to be $400,000.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock, in accordance with Regulation M of the Exchange Act.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment options. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment options. The underwriters may close out any short position by either exercising their over-allotment options and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of our Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither we nor any of the underwriters make a representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     In connection with the offering, we and our executive officers and directors have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell, pledge or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock or enter into any swap or other derivative transaction with similar effect as a sale of Class A Common Stock, for a period of 90 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions in this paragraph do not apply to:

     - the sale of Class A Common Stock to the underwriters in this offering, including shares sold pursuant to the over-allotment option,

     - the sale or transfer of shares of Class A Common Stock to BankAtlantic Bancorp by our directors or executive officers in connection with the exercise of a currently outstanding option, warrant or right,

     - the issuance by us of options under any of our currently effective stock option or incentive plans or of shares of Class A Common Stock upon the exercise of a currently outstanding option, warrant or right or the conversion of a security outstanding on the date of this prospectus supplement,

     - the issuance by us of shares of Class A Common Stock to our employees or directors or as dividends on our common stock, or

     - the issuance by us of Class A Common Stock as consideration for the purchase of any business or assets.

     We have agreed to indemnify, under certain circumstances, the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute, under certain circumstances, to payments that the underwriters may be required to make for these liabilities.

     This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Purchasers of the shares of Class A Common Stock may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus supplement.

     A prospectus supplement and prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus supplement and prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

     Ryan, Beck & Co., LLC is a member of the National Association of Securities Dealers, Inc., the NASD, and is an affiliate of ours for purposes of the Conduct Rules of the NASD. Ryan, Beck & Co., LLC is acting as an underwriter in connection with the offering of any securities under the registration statement of which this prospectus supplement is a part, and, accordingly, such offering will be conducted in accordance with the applicable sections of Rule 2720 of the Conduct Rules of the NASD. The maximum commission or discount to be received by any dealer or underwriter will not exceed eight (8) percent. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customer.

     From time to time, Lehman Brothers Inc., Friedman, Billings, Ramsey & Co., Inc., Ryan, Beck & Co., LLC and Stephens Inc. have provided, and may continue to provide, investment banking services to us for which we have paid the customary fees and commissions. Ryan, Beck & Co., LLC is a wholly-owned subsidiary of BankAtlantic Bancorp.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                  $150,000,000
                           BANKATLANTIC BANCORP, INC.
                                DEBT SECURITIES
                              CLASS A COMMON STOCK

                              BBC CAPITAL TRUST II
                           TRUST PREFERRED SECURITIES
                      FULLY AND UNCONDITIONALLY GUARANTEED
                  TO THE EXTENT PROVIDED IN THIS PROSPECTUS BY
                           BANKATLANTIC BANCORP, INC.

                             ---------------------

From time to time BankAtlantic Bancorp may sell any of the following securities:

     - Debt securities, which may consist of notes, debentures or other types of debt;

     - Shares of its Class A Common Stock;

     - Its guarantee of trust preferred securities of BBC Capital Trust II, to the extent described in this prospectus.

BBC Capital Trust II may sell trust preferred securities. BankAtlantic Bancorp will own all of the common securities of BBC Capital Trust II.

The total offering price of these securities will not exceed an aggregate of $150,000,000.

We will describe the specific terms of any securities actually offered for sale in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

BankAtlantic Bancorp's Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "BBX."

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SECURITIES.
                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

THIS PROSPECTUS MAY NOT BE USED TO COMPLETE SALES OF SECURITIES OFFERED BY THIS PROSPECTUS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                The date of this prospectus is October 24, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                               --
ABOUT THIS PROSPECTUS.......................................    2
THE COMPANY.................................................    3
THE TRUST...................................................    4
PENDING ACQUISITION OF COMMUNITY SAVINGS BANKSHARES,
  INC. .....................................................    4
RECENT DEVELOPMENTS.........................................    5
RISK FACTORS................................................    6
FORWARD-LOOKING STATEMENTS..................................   12
USE OF PROCEEDS.............................................   13
RATIO OF EARNINGS TO FIXED CHARGES..........................   13
DESCRIPTION OF CAPITAL STOCK................................   13
DESCRIPTION OF DEBT SECURITIES..............................   15
DESCRIPTION OF TRUST PREFERRED SECURITIES, TRUST PREFERRED
  SECURITIES GUARANTEE AND JUNIOR SUBORDINATED DEBT
  SECURITIES................................................   22
PLAN OF DISTRIBUTION........................................   31
LEGAL MATTERS...............................................   32
EXPERTS.....................................................   32
WHERE YOU CAN FIND MORE INFORMATION.........................   32

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, BankAtlantic Bancorp and/or the Trust may from time to time sell any combination of the securities that we describe in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities BankAtlantic Bancorp and the Trust may offer. Each time BankAtlantic Bancorp or the Trust sells securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the next heading "Where You Can Find More Information."

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. Neither BankAtlantic Bancorp nor the Trust is offering to sell securities or making offers to buy securities in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time we deliver this prospectus or issue any of the securities this prospectus covers.

     In this prospectus, references to "BankAtlantic Bancorp" are to BankAtlantic Bancorp, Inc. and do not include its subsidiaries. References to "BBC Capital Trust II" or to the "Trust" are to BBC Capital Trust II and do not include BankAtlantic Bancorp. References to the "Company," "we," "us" and "our" do include BankAtlantic Bancorp, the Trust and BankAtlantic Bancorp's other subsidiaries, including BankAtlantic, a Federal Savings Bank.

                                  THE COMPANY

     BankAtlantic Bancorp is a Florida-based diversified financial services holding company and owns BankAtlantic, Levitt Corporation and Ryan, Beck & Co., LLC. As of June 30, 2001, it had total consolidated assets of approximately $4.8 billion, deposits of approximately $2.4 billion and shareholders' equity of approximately $274 million.

     BankAtlantic, a federally-chartered, federally-insured savings bank organized in 1952, provides traditional retail banking services and a wide range of commercial banking products and related financial services through more than 60 branch offices located primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area in the State of Florida. BankAtlantic's activities include:

     - attracting checking and savings deposits from the public and general business customers,

     - originating commercial real estate and business loans, and consumer and small business loans,

     - purchasing wholesale residential loans from third parties, and

     - making other investments in mortgage-backed securities, tax certificates and other securities.

BankAtlantic is regulated and examined by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

     Levitt Corporation is a Florida corporation headquartered in Fort Lauderdale, Florida. It owns Core Communities, Inc. (formerly known as St. Lucie West Holding Corp.), a Delaware corporation headquartered in Port St. Lucie, Florida, which is the developer of master-planned residential, commercial and industrial communities in Florida. Levitt Corporation also owns Levitt and Sons, a Maryland corporation headquartered in Boca Raton, Florida, which is a developer of single-family home communities and, to a lesser extent, condominiums and rental apartment complexes. Levitt Corporation also has several other real estate joint venture investments in South Florida.

     Ryan, Beck & Co., LLC, a New Jersey limited liability company headquartered in Livingston, New Jersey, provides a wide range of investment banking, brokerage and investment management services through offices in New Jersey, New York, Pennsylvania, Massachusetts and Florida.

     Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

                                   THE TRUST

     BBC Capital Trust II is a statutory business trust created under Delaware law for the exclusive purpose of issuing and selling its trust preferred securities and using the proceeds to acquire junior subordinated debt securities which BankAtlantic Bancorp issues. The Trust will be governed by a trust agreement, which will be qualified as an indenture under the Trust Indenture Act of 1939, as amended. BankAtlantic Bancorp is the sponsor of the Trust and will own all of the common securities of the Trust. BankAtlantic Bancorp will purchase trust common securities in an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust, except as otherwise may be set forth in any applicable prospectus supplement.

     When the Trust sells its trust preferred securities to the public, it will use the money it receives, together with the money it receives from the sale of its common securities, to buy junior subordinated debt securities which BankAtlantic Bancorp will issue. The payment terms of those junior subordinated debt securities will be virtually the same as the terms of the trust preferred securities. The prospectus supplement relating to the trust preferred securities will contain the details of the cash distributions to be made periodically to the holders of the trust preferred securities. Under certain circumstances, BankAtlantic Bancorp may redeem the junior subordinated debt securities that BankAtlantic Bancorp sells to the Trust. If BankAtlantic Bancorp does this, the Trust will redeem a like amount of the trust preferred securities which it sold to the public and the trust common securities which it sold to BankAtlantic Bancorp.

     The Trust will own only the applicable junior subordinated debt securities it purchases from BankAtlantic Bancorp with the money it receives from the sale of its trust common securities and trust preferred securities. The only ongoing source of funds for the Trust will be the payments it receives from BankAtlantic Bancorp on those junior subordinated debt securities. The Trust will use those funds to make cash payments to holders of the trust preferred securities. BankAtlantic Bancorp will pay all fees and expenses related to the Trust and the offering of trust preferred securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Trust.

     The Trust's business affairs will be conducted by its trustees, which shall be appointed by BankAtlantic Bancorp as the holder of the Trust's common securities. The trustees will include three of BankAtlantic Bancorp's officers as administrative trustees, and, unless and until a successor is appointed, Wilmington Trust Company as property trustee, and Wilmington Trust Company as Delaware trustee. The property trustee of the Trust will act as the indenture trustee for purposes of compliance with the provisions of the Trust Indenture Act.

     The principal place of business of the Trust shall be c/o BankAtlantic Bancorp, Inc., 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304, telephone (954) 760-5000.

     You should see the prospectus supplement relating to the trust preferred securities of the Trust for further information concerning the Trust.

           PENDING ACQUISITION OF COMMUNITY SAVINGS BANKSHARES, INC.

     We entered into a merger agreement on September 9, 2001, to acquire Community Savings Bankshares, Inc. for approximately $170 million in cash. Community Savings Bankshares, Inc. is the holding company for Community Savings
F. A., a federally chartered savings and loan association founded in 1955 and headquartered in North Palm Beach, Florida. At June 30, 2001, Community had total consolidated assets of $948.3 million, net loans of $690.1 million, deposits of $669.8 million and shareholders' equity of $115.9 million. Community has 21 branches, with 13 located in Palm Beach County, 4 located in Martin County, 3 located in St. Lucie County and 1 located in Indian River County. Community is a public company and it files annual, quarterly and current reports, proxy statements and other information with the SEC. Its common stock is listed on the Nasdaq National Market under the trading symbol "CMSV."

     If the merger is consummated, it is anticipated that BankAtlantic will be the largest financial institution headquartered in Florida, with $5.8 billion in assets, $3.1 billion in deposits and more than 80 branches located throughout Florida based on financial data as of June 30, 2001. We believe that the acquisition of Community is consistent with our business objective of continued growth in Florida. The acquisition will create a South Florida market footprint extending northward from Broward, Miami-Dade and southern Palm Beach counties. While they may not be achieved, we have identified cost synergies of approximately $8.8 million, which may be realized during the first two years following completion of the acquisition. In addition, some of Community's branches are in close proximity to our four Levitt and Sons active adult communities and our two master planned communities, presenting an opportunity for additional synergies.

     The acquisition of Community and the immediately subsequent merger of Community Savings F. A. into BankAtlantic are expected to be completed in the first quarter of 2002, but are subject to a number of conditions, including receipt of required regulatory approval and the approval of Community's shareholders. There is no assurance that the transaction will be completed. The agreement provides for the payment of fees and expenses in certain circumstances related to the termination of the agreement. Funds for the acquisition will be obtained from one or more sources, including operations, traditional borrowings, liquidation of investments and/or proceeds from the sale of one or more securities offered by this prospectus. The offering pursuant to this prospectus is not conditioned on the consummation of the acquisition of Community.

                              RECENT DEVELOPMENTS

AMENDMENT OF ARTICLES OF INCORPORATION

     On May 24, 2001, BankAtlantic Bancorp amended its Articles of Incorporation to provide voting rights to the holders of its Class A Common Stock. Prior to this amendment, its Class B Common Stock was its sole voting stock. The Class A Common Stock and Class B Common Stock now generally vote together as a single class, with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all BankAtlantic Bancorp's common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. The amendment also equalized the per share cash dividends payable on the Class A Common Stock and Class B Common Stock.

     BFC Financial Corporation, which is controlled by Alan B. Levan, BankAtlantic Bancorp's Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, BankAtlantic Bancorp's Vice Chairman of the Board of Directors, currently owns all of the outstanding shares of BankAtlantic Bancorp's Class B Common Stock and approximately 18% of the outstanding shares of BankAtlantic Bancorp's Class A Common Stock. As a result, BFC has the power to control any vote of BankAtlantic Bancorp's shareholders except in those instances where Florida law grants the holders of the outstanding shares of Class A Common Stock the right to vote on a matter as a separate class. See "Risk Factors" below for a description of the risks associated with BankAtlantic Bancorp's common stock and "Description of Capital Stock" on page 13 for a more complete description of the terms of BankAtlantic Bancorp's common stock.

CAPITAL TRANSACTIONS

     During July 2001, BankAtlantic Bancorp sold 5.1 million shares of its Class A Common Stock in an underwritten public offering at a price of $8.50 per share. The net proceeds after underwriting discounts and expenses were approximately $40.3 million and were used to reduce debt and for general corporate purposes. On August 15, 2001, BankAtlantic Bancorp redeemed approximately $35 million of its subordinated investment notes and called for redemption all of its outstanding 6 3/4% Convertible Subordinated Debentures due 2006. As of June 30, 2001, approximately $51 million of the 6 3/4% convertible debentures were outstanding. The 6 3/4% convertible debentures were convertible into Class A Common Stock at $5.70 per share. At the redemption date on September 19, 2001, all but approximately $251,000 of the 6 3/4% convertible debentures had been converted by holders into an aggregate of 8,919,649 shares of Class A Common Stock.

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision. Risk factors applicable to a particular security offered by this prospectus or applicable to a particular offering will be discussed in the applicable prospectus supplement.

RISKS ASSOCIATED WITH US

BANKATLANTIC BANCORP'S ABILITY TO SERVICE ITS DEBT AND PAY DIVIDENDS DEPENDS ON CAPITAL DISTRIBUTIONS FROM BANKATLANTIC, WHICH ARE SUBJECT TO REGULATORY LIMITS

     BankAtlantic Bancorp is a holding company and it depends upon dividends from BankAtlantic for a significant portion of its revenues. BankAtlantic Bancorp uses dividends from BankAtlantic to service its debt obligations and to pay dividends on its capital stock. BankAtlantic Bancorp's ability to service its debt and pay dividends is further subject to restrictions under its indentures and loan covenants.

     BankAtlantic's ability to pay dividends or make other capital distributions to BankAtlantic Bancorp is subject to the regulatory authority of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). "Capital distributions" regulated by the OTS include:

     - distributions of cash or other property to owners made because of their ownership (but not including stock dividends);

     - payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

     - direct or indirect payments of cash or property made in connection with a restructuring, including payments to shareholders of another entity in a cash-out merger; and

     - other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.

     BankAtlantic's ability to make capital distributions is subject to regulatory limitations. Generally, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic's net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic's ability to make such distributions depends on maintaining eligibility for "expedited status." BankAtlantic currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.

     Additionally, although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty (30) days notice before making any capital distribution to BankAtlantic Bancorp. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail to meet its capital requirements on a pro forma basis after giving effect to the proposed distribution. The FDIC has back-up authority to take enforcement action if it believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution.

     As of June 30, 2001, BankAtlantic Bancorp had approximately $252 million of indebtedness outstanding at the holding company level. Through the date of this prospectus, BankAtlantic Bancorp has repaid or extinguished approximately $86 million of that indebtedness. The aggregate annual interest expense on BankAtlantic Bancorp's remaining debt obligations is approximately $12.5 million. During 2000, BankAtlantic Bancorp received $23.2 million of dividends from BankAtlantic. BankAtlantic Bancorp's financial condition and results would be adversely affected if the amounts needed to satisfy its debt obligations, including any additional indebtedness incurred in the future, exceeded the amount of dividends it receives from its subsidiaries.

A DECLINE IN THE REAL ESTATE MARKET MAY RESULT IN LOSSES OR DECREASED PROFITABILITY

     Declines in real estate values could have a material adverse impact on our results of operations based not only on the nature of our assets and the composition of our loan portfolio but also on our real estate development activities.

     Our loan portfolio includes $1.4 billion of loans secured by residential real estate and $1.1 billion of commercial real estate, construction and development loans. From 1998 through June 30, 2001, our construction and development loans increased from approximately $439 million to approximately $1.0 billion, increasing as a percentage of our loan and lease portfolio from approximately 17% to 34%.

     BankAtlantic's commercial real estate loan portfolio includes large lending relationships, including twelve relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $308 million as of June 30, 2001.

     The real estate underlying many of our commercial real estate and construction and development loans is concentrated in Broward, Miami-Dade and Palm Beach Counties and the Tampa Bay area in Florida and may be in the early stages of development. Our competitors over the last several years have also increased their funding availability for commercial real estate projects. These increases could result in over-building and a decline in real estate values. In addition, the concentration of our business and the locations of our offices in South Florida expose us to geographic risks. Our business and results of operations would be materially adversely affected if adverse economic, political or business developments or natural or other disasters affect South Florida.

     The real estate securing the wholesale residential loans that we purchase is generally located outside South Florida. These loans are subject to additional risks associated with the economy where the collateral is located as well as collection risks.

CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT OUR NET INTEREST INCOME AND PROFITABILITY

     The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

     CHANGES IN INTEREST RATES WILL IMPACT THE DIFFERENCE BETWEEN OUR INTEREST INCOME AND INTEREST EXPENSE

     Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

     - interest income on interest-earning assets, such as loans and investment securities and

     - interest expense on interest-bearing liabilities, such as deposits.

     Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.

     We use a computer model to quantify our interest rate risk. This model measures the effect that overall increases or decreases in interest rates of 100 and 200 basis points would have on our net portfolio value -- the fair value of all assets and liabilities that would be affected by interest rate changes. As of June 30, 2001, the model showed that changes in interest rates of 100 basis points would have a modest adverse impact on our net portfolio value, but changes of 200 basis points would have a more significant negative effect.

     DECLINING INTEREST RATES COULD RESULT IN ACCELERATED LOAN PREPAYMENTS WHICH IMPACT OUR NET INTEREST INCOME AND PROFITABILITY

     Loan prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce our net interest income and adversely affect our earnings because:

     - we amortize premiums on acquired loans, and if loans are prepaid the unamortized premium will be charged off and

     - the yields we earn on the investment of funds that we receive from prepaid loans are generally less than the yields we earned on the prepaid loans.

     As of June 30, 2001, we held $1.3 billion of purchased residential loans. There are premiums of $10.2 million and discounts of $2.6 million on these loans. Significant prepayments on loans with premiums would adversely affect our earnings.

OUR REAL ESTATE DEVELOPMENT AND INVESTMENT ACTIVITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK

     We engage in real estate development and investment activities through Levitt Corporation. The real estate industry is highly cyclical by nature and future market conditions are uncertain. Factors which adversely affect the real estate and home building industries include:

     - the availability and cost of financing;

     - a surplus of available real estate offerings in the market or decreases in demand;

     - over-building;

     - an unfavorable interest rate environment;

     - changes in general economic conditions;

     - a scarcity of land available for development which can be obtained at prices that are viable from a business perspective; and

     - significant volatility and fluctuations in underlying real estate values.

     Levitt Corporation's periodic sales of properties may be insufficient to ensure that revenues are generated as expenses are incurred. Further, if sales are not adequate to cover operating expenses as incurred, it may be necessary for Levitt Corporation to seek a source of additional operating funds and this may have a negative impact on our earnings.

     We acquired Core Communities and Levitt and Sons, and indirectly the real estate owned by these companies, at what we believe were attractive prices. The profitability of our real estate development activities will depend, among other things, on our ability to acquire land, either directly or through acquisitions of existing entities, at attractive prices.

LOANS FROM BANKATLANTIC TO BANKATLANTIC BANCORP'S REAL ESTATE DEVELOPMENT SUBSIDIARIES ARE SUBJECT TO REGULATORY LIMITS

     On October 1, 2001, BankAtlantic transferred its direct ownership of Levitt Corporation to BankAtlantic Bancorp. In connection with that transfer, approximately $90.0 million of loans from BankAtlantic to Levitt-related entities became subject to regulatory restrictions on loans to affiliates. Based on our current size, these loans would normally be limited, but BankAtlantic has been advised by the OTS that all of such loans were grandfathered upon transfer. However, no additional affiliated loans will be permitted until all outstanding affiliated loans are reduced to the maximum levels established by the Home Owners Loan Act and the Federal Reserve Act. Under applicable law, covered transactions with any one affiliate may not exceed 10% of the capital stock and surplus of BankAtlantic (approximately $44.0 million at June 30, 2001) and covered transactions with all affiliates may not exceed 20% of BankAtlantic's capital stock and surplus (approximately $87.0 million at June 30, 2001).

BANKATLANTIC BANCORP AND BANKATLANTIC ARE SUBJECT TO A WIDE RANGE OF REGULATORY REQUIREMENTS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     BankAtlantic Bancorp is a grandfathered unitary savings and loan holding company and has broad authority to engage in various types of business activities. The OTS can stop BankAtlantic Bancorp from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation by BankAtlantic Bancorp of any particular activity constitutes a serious risk to the financial safety, soundness or stability of BankAtlantic. The OTS may also:

     - limit the payment of dividends by BankAtlantic to BankAtlantic Bancorp;

     - limit transactions between BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;

     - limit the activities of BankAtlantic; or

     - impose capital requirements on BankAtlantic Bancorp.

     Unlike bank holding companies, as a savings and loan holding company, BankAtlantic Bancorp is not subject to capital requirements. However, the OTS has indicated that it may impose capital requirements on savings and loan holding companies. The OTS may in the future adopt regulations that would affect BankAtlantic Bancorp's operations, its ability to pay dividends or its ability to engage in certain transactions or activities.

WE ENGAGE IN THE SECURITIES BUSINESS THROUGH OUR INVESTMENT BANKING SUBSIDIARY, RYAN, BECK, WHICH SUBJECTS US TO THE SPECIFIC RISKS OF THAT BUSINESS

     The securities business is by its nature subject to risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting and ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Ryan, Beck's business and its profitability are affected by many factors including:

     - the volatility and price levels of the securities markets;

     - the volume, size and timing of securities transactions generally and of equity and debt securities in inventory;

     - the demand for investment banking services;

     - the level and volatility of interest rates;

     - the availability of credit;

     - legislation affecting the business and financial communities;

     - the economy in general; and

     - potential liability to customers.

     Markets characterized by low trading volumes and depressed prices generally result in reduced commissions and investment banking revenues as well as losses from declines in the market value of securities positions. Moreover, as a regional investment banking firm, Ryan, Beck is likely to be adversely affected by negative developments in the mid-Atlantic region and the financial services industry in general.

     Further, Ryan, Beck's performance is largely dependent on the talents and efforts of its key employees. Competition in the securities industry for qualified employees is intense. As part of BankAtlantic Bancorp's acquisition of Ryan, Beck, BankAtlantic Bancorp established a retention pool of approximately $8 million for the purpose of retaining key employees. The amounts in this retention pool have been accrued or will be accrued through June 2002, and are payable on that date. If we are unable to encourage the continued service of Ryan, Beck's key employees or to hire additional personnel, its results could be adversely affected.

WE HAVE A LARGE PORTFOLIO OF EQUITY SECURITIES WHICH IS SUSCEPTIBLE TO MARKET DOWNTURNS

     In addition to securities held by Ryan, Beck, we periodically invest in equity securities for our own account. As of June 30, 2001, our portfolio, without regard to securities held by Ryan, Beck, included publicly traded equity securities with a fair value of $33 million and privately held equity securities with a cost basis of $21 million. Our publicly traded equity securities portfolio had a fair value of $24 million at September 30, 2001. Our portfolio is susceptible to volatility in the securities markets and other risks associated with the ownership of equity securities. We may experience losses in our securities portfolio due to a decline in value of the underlying securities.

OUR BUSINESS MAY BE NEGATIVELY IMPACTED BY THE COMMUNITY SAVINGS BANKSHARES ACQUISITION

     Our business may be negatively impacted by the acquisition of Community Savings Bankshares due to certain risks inherent in the acquisition, including the risk that:

     - difficulties will arise in connection with the integration of Community's business with our business;

     - difficulties will arise in the assimilation of Community's technology, personnel and operations;

     - Community's business will not perform in accordance with our expectations;

     - our management will divert its attention from other aspects of our business to focus on the acquisition;

     - cost synergies expected from combining the operations of Community with ours may not be realized;

     - we may lose key employees of Community; and

     - transaction-related expenses may adversely affect our earnings and results of operations.

     In addition, approximately 60% of Community's deposit base is comprised of certificates of deposit, which pay fixed interest rates over the term of the certificate. Further, as discussed previously under "Changes in Interest Rates Could Adversely Affect our Net Interest Income and Profitability," Community's net interest income could be adversely affected in a falling interest rate environment.

     The acquisition agreement provides that we may become obligated to reimburse Community for up to $1.5 million of expenses incurred in connection with the transactions if we fail to receive regulatory approval of the acquisition in certain circumstances.

RISKS ASSOCIATED WITH THE TERMS OF BANKATLANTIC BANCORP'S COMMON STOCK

BFC FINANCIAL CORPORATION HOLDS SHARES REPRESENTING A MAJORITY OF BANKATLANTIC BANCORP'S VOTING POWER

     As of September 30, 2001, BFC Financial Corporation ("BFC") owned all of BankAtlantic Bancorp's issued and outstanding Class B Common Stock and 8,296,891 shares, or approximately 18%, of its issued and outstanding Class A Common Stock. These shares represent approximately 57% of BankAtlantic Bancorp's total voting power. Because the Class A Common Stock and Class B Common Stock vote as a single group on most matters, BFC is in a position to control BankAtlantic Bancorp and elect a majority of its Board of Directors. Additionally, Alan B. Levan, BankAtlantic Bancorp's Chairman of the Board of Directors and Chief Executive Officer and Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic, and John E. Abdo, Vice Chairman of BankAtlantic Bancorp's Board of Directors and the Vice Chairman of the Board of Directors and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 45% and 23% of the shares of BFC, respectively. As a consequence, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote of BankAtlantic Bancorp, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. BFC's control position may have an adverse effect on the market price of the Class A Common Stock.

BFC FINANCIAL CORPORATION CAN REDUCE ITS ECONOMIC INTEREST IN BANKATLANTIC BANCORP AND STILL MAINTAIN VOTING CONTROL

     The Class A Common Stock and Class B Common Stock generally vote together as a single class with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all BankAtlantic Bancorp's common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. The Class B Common Stock currently represents approximately 10% of BankAtlantic Bancorp's common equity and 47% of the voting power. As a result, the voting power of the Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. Further, BankAtlantic Bancorp's Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC or its affiliates own less than 2,438,062 shares of Class B Common Stock, which is 50% of the number of shares that it now owns, even if additional shares of Class A Common Stock are issued. Therefore, BFC may sell up to 50% of its shares of Class B Common Stock, and significantly reduce its economic interest in BankAtlantic Bancorp, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. Any conversion of shares of Class B Common Stock into shares of Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of the Class A Common Stock.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to BankAtlantic Bancorp. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

     - regulatory limitations on BankAtlantic's ability to pay dividends;

     - the impact and effects of leverage;

     - the potential adverse impact on BankAtlantic's operations and profitability of changes in interest rates and future legislation or regulations;

     - economic conditions, both generally and particularly in areas where we operate or hold assets;

     - interest rate and credit risk associated with BankAtlantic's loan portfolio and the related sufficiency of its allowance for loan losses;

     - the success of technological, strategic and business initiatives;

     - the risks associated with commercial real estate and development;

     - the risks associated with the value of our equity securities;

     - the profitability of our banking and non-banking initiatives and investments;

     - the ability to complete the acquisition of Community Savings Bankshares;

     - the ability to successfully integrate the operations or achieve the anticipated cost synergies in connection with the acquisition of Community Savings Bankshares or any other business or assets that we may acquire;

     - the highly regulated nature of our banking business;

     - the highly competitive nature of our businesses; and

     - the impact and effects of the events of September 11, 2001 and any further similar events.

     Many of these factors are beyond our control. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled "Risk Factors" and the risk factors and other information contained in BankAtlantic Bancorp's publicly available SEC filings.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable prospectus supplement, BankAtlantic Bancorp plans to use the net proceeds from the sale of securities offered by this prospectus to contribute to the capital of BankAtlantic and to finance a portion of the purchase price for the acquisition of Community Savings Bankshares. For information on the acquisition of Community Savings Bankshares, see "Pending Acquisition of Community Savings Bankshares, Inc." BankAtlantic Bancorp may also use the net proceeds from sales of securities offered by this prospectus for general corporate purposes.

     The proceeds from the sale of the trust preferred securities by the Trust will be invested in junior subordinated debt securities issued by BankAtlantic Bancorp. Except as we may otherwise describe in a prospectus supplement, BankAtlantic Bancorp intends to use the net proceeds from the sale of the junior subordinated debt securities to the Trust for the purposes set forth above.

     Any specific allocation of the proceeds to a particular purpose that has been decided at the date of any prospectus supplement will be described in that supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below contains our consolidated ratio of earnings from continuing operations to fixed charges for the periods indicated:

                                                         YEAR ENDED DECEMBER 31,
                               SIX MONTHS ENDED   -------------------------------------
                                JUNE 30, 2001     2000    1999    1998    1997    1996
                               ----------------   -----   -----   -----   -----   -----
Ratio of earnings to fixed
  charges....................       1.23x         1.13x   1.27x   1.11x   1.33x   1.37x

     We computed the ratio of earnings to fixed charges by dividing earnings from continuing operations by fixed charges. For purposes of computing this ratio, "earnings" consist of income from continuing operations before provision for income taxes, extraordinary charges and changes in accounting principles plus fixed charges. "Fixed charges" consist of the sum of interest expense on indebtedness and interest expense on deposits.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary describes the material terms of BankAtlantic Bancorp's common stock. For the complete terms of BankAtlantic Bancorp's common stock you should read the more detailed provisions of BankAtlantic Bancorp's Articles of Incorporation and Bylaws.

     BankAtlantic Bancorp's authorized capital stock consists of 80,000,000 shares of Class A Common Stock, par value $.01 per share, 45,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of September 30, 2001, BankAtlantic Bancorp had 46,202,430 shares of Class A Common Stock and 4,876,124 shares of Class B Common Stock issued and outstanding, and no shares of preferred stock were outstanding.

VOTING RIGHTS

     Except as provided by law or as specifically provided in BankAtlantic Bancorp's Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock vote as a single group. Each share of Class A Common Stock is entitled to one vote, and the Class A Common Stock represents in the aggregate 53% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the Class A Common Stock and Class B Common Stock. The fixed voting percentages will be eliminated, and shares of Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 2,438,062 shares of Class B Common Stock (which amount is 50% of the number of shares BFC now holds).

     Under Florida law, holders of Class A Common Stock are entitled to vote as a separate voting group, and would therefore have an effective veto power, on amendments to BankAtlantic Bancorp's Articles of Incorporation that would:

     - increase or decrease the authorized number of shares of Class A Common Stock;

     - effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

     - effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of Class A Common Stock;

     - change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

     - change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

     - create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock; or

     - increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock.

     Under Florida Law, holders of Class B Common Stock are entitled to vote as a separate voting group, and would therefore have effective veto power, on amendments to BankAtlantic Bancorp's Articles of Incorporation that would affect the rights of the holders of Class B Common Stock in substantially the same manner as described above.

     Holders of Class A Common Stock and Class B Common Stock are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange that contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.

     In addition to the rights afforded to BankAtlantic Bancorp's shareholders under Florida law, BankAtlantic Bancorp's Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

     - the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock,

     - the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to BankAtlantic Bancorp), or

     - any amendments of the capital stock provisions of BankAtlantic Bancorp's Articles of Incorporation.

CONVERTIBILITY OF CLASS B COMMON STOCK INTO CLASS A COMMON STOCK; OWNERSHIP RESTRICTIONS ON CLASS B COMMON STOCK

     Holders of Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis. Only BFC or its affiliates may hold Class B Common Stock, and, accordingly, sales of Class B Common Stock to unaffiliated parties would result in the conversion of the shares to Class A Common Stock. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Class B Common Stock held by BFC into shares of Class A Common Stock.

DIVIDENDS AND OTHER DISTRIBUTIONS; LIQUIDATION RIGHTS

     Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B

Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of the Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

     Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of the debt securities that BankAtlantic Bancorp may offer. When BankAtlantic Bancorp offers to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. We will also indicate in the prospectus supplement whether the general terms and provisions that we describe in this prospectus apply to that particular series of debt securities. For a complete description of the material terms of a particular issue of debt securities, you must refer to both the prospectus supplement relating to that series and to the following description.

     If issued, BankAtlantic Bancorp will issue the debt securities, other than any junior subordinated debentures discussed under "Description of Junior Subordinated Debt Securities," under an indenture between BankAtlantic Bancorp and U.S. Bank Trust National Association, as trustee. The indenture is subject to, and governed by, the Trust Indenture Act of 1939. We have filed a copy of the form of indenture as an exhibit to the registration statement of which this prospectus forms a part. We have summarized the material portions of the indenture below, but you should read the indenture for other provisions that may be important to you. We qualify the following summary in its entirety by reference to the provisions of the indenture.

GENERAL

     BankAtlantic Bancorp will establish the terms of each series of debt securities that it will issue under the indenture by a resolution of its board of directors. BankAtlantic Bancorp will detail the terms of the debt securities that it will offer in an officers' certificate under the indenture or by a supplemental indenture. BankAtlantic Bancorp will describe the particular terms of each series of debt securities that it issues in a prospectus supplement relating to that series. The specific terms described in any prospectus supplement may differ from the terms described below.

     Under the indenture, BankAtlantic Bancorp can issue an unlimited amount of debt securities, including debt securities that are convertible into or exchangeable for its other securities, including its common stock. BankAtlantic Bancorp may issue the debt securities:

     - in one or more series,

     - with the same or various maturities,

     - at par,

     - at a premium, or

     - at a discount.

     For each series of debt securities that BankAtlantic Bancorp offers, we will distribute a prospectus supplement that will disclose:

     - the initial offering price,

     - the aggregate principal amount of that series of debt securities,

     - the title of the debt securities,

     - any limit on the aggregate principal amount of the debt securities,

     - the date or dates on which BankAtlantic Bancorp will pay the principal on the debt securities,

     - the maturity date,

     - the annual rate or rates (which may be fixed or variable) or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest,

     - the date or dates from which interest will accrue,

     - the date or dates on which interest will commence and be payable,

     - any regular record date for the interest payable on any interest payment date,

     - the place or places where BankAtlantic Bancorp will pay the principal, premium, and interest with respect to the debt securities,

     - whether the debt securities will be convertible into other securities and the terms and conditions upon which the holder of debt securities may convert the debt securities,

     - the terms and conditions upon which BankAtlantic Bancorp may redeem the debt securities,

     - any obligation BankAtlantic Bancorp has to redeem or purchase the debt securities under any sinking fund or similar provisions or at the option of a holder of debt securities,

     - the denominations in which BankAtlantic Bancorp will issue the debt securities, if it issues them other than in denominations of $1,000 and any integral multiple thereof,

     - whether BankAtlantic Bancorp will issue the debt securities in the form of certificated debt securities or global securities,

     - the currency of denomination of the debt securities,

     - any addition to or change in the events of default that are described in this prospectus or in the indenture,

     - any change in the acceleration provisions that are described in this prospectus or in the indenture,

     - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities,

     - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series, and

     - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

     BankAtlantic Bancorp may issue debt securities that provide that it must only pay an amount less than their stated principal amount if their maturity date accelerates. In the prospectus supplement, we will also provide you with information on the federal income tax considerations and other special considerations that apply to any of the particular debt securities.

PAYMENT OF INTEREST AND EXCHANGE

     Each debt security will be represented by either:

     - one or more global securities registered in the name of The Depository Trust Company, or DTC, as depositary, or a nominee of DTC (a "book-entry debt security"), or

     - a certificate issued in definitive registered form (a "certificated debt security").

     We will describe whether the particular series of debt securities will be a book-entry debt security or a certificated debt security in the applicable prospectus supplement. Except as described under "Global Debt

Securities and Book-Entry System" below, BankAtlantic Bancorp will not issue book-entry debt securities in certificated form.

     Certificated Debt Securities. You may transfer or exchange certificated debt securities at the trustee's office or at paying agencies as provided for in the indenture. BankAtlantic Bancorp will not charge you any service charge for any transfer or exchange of certificated debt securities, but may require you to pay a sum sufficient to cover any tax or other governmental charge that may be required in connection with your transfer or exchange.

     You may transfer certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing your certificated debt securities. After you surrender your certificated debt securities, BankAtlantic Bancorp or the trustee will reissue your certificate to the new holder or it or the trustee will issue a new certificate to the new holder.

     Global Debt Securities and Book-Entry System. A global debt security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same:

     - original issue date,

     - date or dates on which BankAtlantic Bancorp must pay principal and interest, and

     - interest rate or method of determining interest.

     BankAtlantic Bancorp will deposit each global debt security representing book-entry debt securities with, or on behalf of, the depositary and will also register the global debt security in the name of the depositary or its nominee. The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

     Only persons who have accounts with the depositary for the related global debt security, or participants, or a person that holds an interest through a participant may own beneficial interests in book-entry debt securities. When BankAtlantic Bancorp issues a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the appropriate principal amounts of the book-entry debt securities that the participant owns. Any dealers, underwriters or agents participating in the distribution of the book-entry debt securities will designate the accounts that the depositary will credit. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests in book-entry debt securities will be effected only through, records that the depositary maintains for the related global debt security (for interests of participants) and records that the participants maintain (for interests of persons holding through participants). The laws of some states may require that some purchasers of securities take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities, because BankAtlantic Bancorp will not issue book-entry debt securities in certificated form, except under the special circumstances that are described below.

     So long as the depositary, or its nominee, is the registered owner of a global debt security, BankAtlantic Bancorp will consider the depositary or its nominee as the sole owner or holder of the book-entry debt securities represented by the associated global debt security for all purposes under the indenture. Except as described in this prospectus or the applicable prospectus supplement, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names and will not receive or be entitled to receive physical delivery of a certificate in definitive form representing their securities. BankAtlantic Bancorp will not consider beneficial owners of book-entry debt securities the owners or holders of those securities under the indenture. As a result, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the depositary's procedures for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

     BankAtlantic Bancorp understands, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise some rights of holders of debt securities, and the indenture provides that BankAtlantic Bancorp, the trustee and their respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities under the indenture.

     BankAtlantic Bancorp will make payments of the principal, premium and interest on the book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. BankAtlantic Bancorp, the trustee and any other agent of BankAtlantic Bancorp or agent of the trustee will not have any responsibility or liability for:

     - any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or

     - maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     BankAtlantic Bancorp expects the depositary, upon receipt of any payment of the principal, premium or interest with respect to a global debt security, will immediately credit the participants' accounts with payments in amounts proportionate to the amounts of book-entry debt securities they each hold, as shown on the records of the depositary. BankAtlantic Bancorp also expects that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

     BankAtlantic Bancorp will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, or the Exchange Act, and BankAtlantic Bancorp does not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days. In addition, BankAtlantic Bancorp may at any time and in its sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, BankAtlantic Bancorp will issue certificated debt securities in exchange for the global debt securities of that series. Holders of global debt securities may exchange their global debt securities for certificated debt securities if an event of default under the book-entry debt securities represented by those global debt securities has occurred and is continuing. BankAtlantic Bancorp will register any certificated debt securities that it issues in exchange for a global debt security in the name or names as the depositary shall instruct the trustee. BankAtlantic Bancorp expects that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

     BankAtlantic Bancorp has obtained the previous information in this section concerning the depositary and the depositary's book-entry registration and transfer system from sources it believes to be reliable, but takes no responsibility for the accuracy of this information.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Under the indenture, BankAtlantic Bancorp may not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to any person, and it may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to it unless:

     - the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

     - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

     - it satisfies other conditions specified in the indenture.

COVENANTS

     Unless stated otherwise in:

     - the applicable prospectus supplement and in a supplement to the indenture,

     - a resolution of our board of directors, or

     - an officers' certificate delivered under the indenture,

the debt securities will not contain any restrictive covenants, including covenants restricting BankAtlantic Bancorp or any of its subsidiaries from incurring, issuing, assuming or guaranteeing any indebtedness secured by a lien on any of its or its subsidiaries' property or capital stock, or restricting BankAtlantic Bancorp or any of its subsidiaries from entering into any sale and leaseback transactions.

EVENTS OF DEFAULT

     Under the indenture, an "event of default" means, with respect to any series of debt securities, any of the following:

     - default in the payment of any interest on any debt security of that series when it becomes due and payable, and the continuance of that default for a period of 30 days (unless BankAtlantic Bancorp deposits the entire amount of the payment with the trustee or with a paying agent prior to the expiration of the 30-day period);

     - default in the payment of principal or premium on any debt security of that series when due and payable;

     - default in the deposit of any sinking fund payment, when and as due on any debt security of that series;

     - default in the performance or breach of any of BankAtlantic Bancorp's other covenants or warranties in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after BankAtlantic Bancorp receives written notice from the trustee or BankAtlantic Bancorp and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

     - some events of bankruptcy, insolvency or reorganization; and

     - any other event of default provided with respect to debt securities of that series that is described in the applicable supplement to this prospectus.

     No event of default for a particular series of debt securities, except for the events of default relating to events of bankruptcy, insolvency or reorganization, will necessarily constitute an event of default for any other series of debt securities.

     If an event of default for debt securities of any series occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to BankAtlantic Bancorp having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal that has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under "Modification and Waiver" below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default and the continuation of an event of default.

     The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to some rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

     - that holder has previously given the trustee written notice of a continuing event of default under the debt securities of that series; and

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

     Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest with respect to that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

     The indenture requires BankAtlantic Bancorp, within 90 days after the end of its fiscal year, to furnish to the trustee a statement of its compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

MODIFICATION AND WAIVER

     BankAtlantic Bancorp and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. BankAtlantic Bancorp and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

     - change the amount of debt securities whose holders must consent to an amendment or waiver;

     - reduce the rate of, or extend the time for payment of, interest (including default interest) on any debt security;

     - reduce the principal of, or premium on, or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the deposit of any sinking fund payment or analogous obligation with respect to any series of debt securities;

     - reduce the principal amount of discount securities payable upon acceleration of maturity;

     - waive a default in the payment of the principal, premium or interest with respect to any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

     - make the principal, premium or interest with respect to any debt security payable in currency other than that stated in the debt security;

     - make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal, premium and interest with respect to those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

     - waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities.

     Except for some specified provisions of the indenture, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive BankAtlantic Bancorp's compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal, premium or any interest with respect to any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     LEGAL DEFEASANCE. The indenture provides that, unless the terms of the applicable series of debt securities provide otherwise, BankAtlantic Bancorp may be discharged from any and all obligations under the debt securities of any series (except for some obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). BankAtlantic Bancorp will be discharged when it deposits with the trustee, in trust, money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest, and any mandatory sinking fund payments for the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities.

     BankAtlantic Bancorp will be discharged only if, among other things, it has delivered to the trustee an officers' certificate and an opinion of counsel stating that it has received from the United States Internal Revenue Service, or that the United States Internal Revenue Service has published, a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, holders of the debt securities of the series from which it wishes to be discharged will:

     - not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and

     - will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

     DEFEASANCE OF COVENANTS. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with specified conditions, BankAtlantic Bancorp may omit to comply with the restrictive covenants contained in Sections 4.2, 4.3, 4.4, 4.5, 4.6 and
5.1 of the indenture, as well as any additional covenants contained in a supplement to the indenture, a resolution of the Board of Directors or an officers' certificate delivered pursuant to the indenture.

     The conditions include BankAtlantic Bancorp:

     - depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest, and any mandatory sinking fund payments or the debt securities of that series on the stated maturity in accordance with the terms of the indenture and those debt securities; and

     - delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

     In the event BankAtlantic Bancorp exercises its option not to comply with some covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations it has deposited with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, BankAtlantic Bancorp will remain liable for those payments.

     "Foreign government obligations" means for the debt securities of any series that are denominated in a currency other than U.S. dollars:

     - direct obligations of the government that issued or caused to be issued the currency in question for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

     - obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed under the laws of the State of Florida.

     DESCRIPTION OF TRUST PREFERRED SECURITIES, TRUST PREFERRED SECURITIES
               GUARANTEE AND JUNIOR SUBORDINATED DEBT SECURITIES

TRUST PREFERRED SECURITIES

     This prospectus describes the general terms and provisions of the trust preferred securities that the Trust may offer. When the Trust offers to sell its trust preferred securities, we will describe the specific terms of those securities in a supplement to this prospectus. We will also indicate in the prospectus supplement whether the general terms and provisions that we describe in this prospectus apply to those securities. For a complete description of the material terms of the particular issue of trust preferred securities, you must refer to both the prospectus supplement relating to that series and to the following description.

     The trust preferred securities will be issued in one series only by the Trust under the trust agreement of the Trust. The trust agreement will be qualified under the Trust Indenture Act of 1939, as amended. The trust agreement will authorize the administrative trustees of the Trust, on behalf of the Trust, to issue the Trust's trust preferred securities and trust common securities. These securities will each represent undivided beneficial interests in the assets of the Trust. You should read the prospectus supplement relating to the particular trust preferred securities for the specific terms of those securities, including:

     - the specific designation of the trust preferred securities;

     - the number of trust preferred securities;

     - the annual distribution rate or method of its calculation, the date or dates on which the Trust will pay distributions and the record date for any distributions;

     - whether distributions on the trust preferred securities will be cumulative and, if so, the date from which distributions will be cumulative;

     - the amount or amounts that the Trust will pay out of its assets to the holders of the trust preferred securities upon the Trust's dissolution;

     - the obligation, if any, of the Trust to purchase or redeem the trust preferred securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which the Trust will or may purchase or redeem trust preferred securities, in whole or in part, pursuant to the obligation;

     - the voting rights, if any, of the trust preferred securities, including any vote required to amend the Trust;

     - the Trust's rights to defer distributions on the trust preferred securities in conjunction with our extending the interest payment period on the related junior subordinated debt securities;

     - terms for any optional or mandatory conversion or exchange of trust preferred securities into other securities; and

     - any other relative rights, preferences, privileges, limitations or restrictions of the trust preferred securities not inconsistent with the trust agreement of the Trust or applicable law.

     The proceeds from the sale of trust preferred securities and trust common securities will be used by the Trust to purchase an aggregate principal amount of junior subordinated debt securities issued by BankAtlantic Bancorp pursuant to this prospectus equal to the aggregate liquidation amount of the trust preferred securities offered by this prospectus and trust common securities. Legal title to the junior subordinated debt securities will be held by the property trustee of the Trust for the benefit of the holders of the related trust securities. The revenue of the Trust available for distribution to holders of its trust preferred securities will be limited to payments received under the related junior subordinated debt securities that the Trust purchased with the proceeds from the sale of its trust securities. If BankAtlantic Bancorp fails to make a required payment in respect of such junior subordinated debt securities, the Trust will not have sufficient funds to make the related payments, including distributions, in respect of its trust securities.

     BankAtlantic Bancorp will guarantee all trust preferred securities that the Trust offers as set forth under "Description of Trust Preferred Securities Guarantee." BankAtlantic Bancorp will describe any material United States federal income tax considerations applicable to an offering of trust preferred securities in the applicable prospectus supplement. The terms of the trust common securities issued to BankAtlantic Bancorp will be set forth in the trust agreement and described in the applicable prospectus supplement. The terms of the trust common securities will be substantially identical to the terms of the trust preferred securities the Trust is issuing, subject to the terms and exceptions set forth in the trust agreement.

DESCRIPTION OF TRUST PREFERRED SECURITIES GUARANTEE

     Set forth below is a summary of information concerning the guarantee that BankAtlantic Bancorp will execute and deliver concurrently with the issuance by the Trust of its trust preferred securities for the benefit of the holders of the trust preferred securities. The guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as guarantee trustee under the Trust Indenture Act for the guarantee. The guarantee trustee will hold the guarantee for the benefit of holders of the trust preferred securities.

     Under the guarantee, BankAtlantic Bancorp will irrevocably and unconditionally agree, to the extent provided in the guarantee, to pay in full to the holders of trust preferred securities:

     - any accrued and unpaid distributions required to be paid on the trust preferred securities, but only if and to the extent that the Trust has funds legally and immediately available for the payment of the distribution,

     - the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any trust preferred securities the Trust calls for redemption, but only if and to the extent the Trust has funds legally and immediately available for that payment, and

     - upon a dissolution of the Trust, other than in connection with the Trust's distribution of junior subordinated debt securities to the holders of the Trust's securities or the redemption of all of the trust preferred securities, the lesser of:

        - the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, but only if and to the extent the Trust has funds legally and immediately available therefor, and

        - the amount of assets of the Trust remaining legally available for distribution to holders of trust preferred securities upon liquidation of the Trust.

     BankAtlantic Bancorp may satisfy its obligation to make a guarantee payment by paying the required amounts directly to the holders of the trust preferred securities or by causing the Trust to pay that amount to those holders.

     The guarantee will be a guarantee of payments with respect to the trust preferred securities from the time the Trust issues the trust preferred securities, but it will not apply to the payment of distributions and other payments on the trust preferred securities if the Trust does not have sufficient funds legally and immediately available to make the necessary distributions or other payments. If BankAtlantic Bancorp does not pay interest on the associated junior subordinated debt securities, the Trust will not make distributions on its trust preferred securities.

     The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the Trust or upon distribution of the junior subordinated debt securities to the holders of the trust preferred securities. Because BankAtlantic Bancorp is a holding company, its right to participate in any distribution of assets of a subsidiary, including BankAtlantic, upon a liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent BankAtlantic Bancorp may be recognized as a creditor of the subsidiary. BankAtlantic Bancorp's obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of its subsidiaries, including BankAtlantic, and claimants should look only to BankAtlantic Bancorp's assets for payments thereunder.

     BankAtlantic Bancorp will, through the guarantee, the trust agreement, the related subordinated debt securities and the indenture for the junior subordinated debt securities taken together, fully, irrevocably and unconditionally guarantee all of the Trust's obligations under its trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under its trust preferred securities.

  COVENANTS

     To the extent set forth in the applicable prospectus supplement, BankAtlantic Bancorp will agree to specified covenants so long as the guarantee remains outstanding.

  SUBORDINATION

     BankAtlantic Bancorp's obligations under the guarantee will constitute one of its unsecured obligations and will rank subordinate and junior in right of payment to all its other liabilities, including the junior subordinated debt securities, except those obligations or liabilities made equal or subordinate to the guarantee.

     The terms of the trust preferred securities will provide that each holder of trust preferred securities agrees to the subordination provisions and other terms of the guarantee by accepting the trust preferred securities.

     The guarantee will constitute a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against BankAtlantic Bancorp to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.

  AMENDMENTS AND ASSIGNMENT

     Except for any changes that do not materially and adversely affect the rights of holders of the trust preferred securities (in which case no consent will be required), BankAtlantic Bancorp may amend the guarantee only with the prior approval of the holders of a majority in liquidation amount of the outstanding trust preferred securities. BankAtlantic Bancorp will describe the manner by which it will obtain any necessary approval in the applicable prospectus supplement. The terms of the guarantee will bind BankAtlantic Bancorp's successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the related trust preferred securities then outstanding.

  TERMINATION

     The guarantee will terminate and be of no further force and effect as to the trust preferred securities upon the earliest of:

     - the payment of the full redemption price of all the trust preferred securities,

     - distribution of the related junior subordinated debt securities to the holders of the trust preferred securities, or

     - the payment of all amounts payable upon liquidation of the Trust.

     The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must repay or account over any amount paid with respect to the trust preferred securities or under the guarantee.

  EVENTS OF DEFAULT

     An event of default under the guarantee will occur if BankAtlantic Bancorp fails to perform any of its payment obligations under the guarantee and any applicable cure periods shall have lapsed. The holders of a majority in liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee. Any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the holder's rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity. The holders of a majority in liquidation amount of trust preferred securities, by vote, may waive any past event of default and its consequences.

  INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     Wilmington Trust Company will serve as guarantee trustee. The guarantee trustee, prior to the occurrence of any event of default under the guarantee and after the curing or waiving of all events of default for the guarantee, undertakes to perform only the duties as are specifically set forth in the guarantee and, in case an event of default has occurred, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of its own affairs. Subject to these provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of trust preferred securities unless offered reasonable indemnity against the costs, expenses and liabilities which it might incur.

     The guarantee trustee will also serve as property trustee and as indenture trustee.

  AGREEMENTS AS TO EXPENSES AND LIABILITIES

     Under the terms of an agreement as to expenses and liabilities that BankAtlantic Bancorp will enter into under the trust agreement, BankAtlantic Bancorp will irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable the full payment of any of the Trust's indebtedness, expenses or liabilities, other than obligations of the Trust to pay to the holders of trust preferred securities or other similar interests in the Trust the amounts due holders pursuant to the terms of the trust preferred securities or other similar interests, as the case may be.

DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

  GENERAL

     In connection with the Trust's offering of its trust preferred securities, BankAtlantic Bancorp will issue its junior subordinated debt securities to the Trust under the subordinated debt securities indenture. BankAtlantic Bancorp will issue the junior subordinated debt securities to the Trust at the same time that the Trust issues its trust preferred securities. You should read the following description as well as "Description of Debt Securities" for a description of terms generally applicable to the junior subordinated debt securities. You should read the prospectus supplement relating to the trust preferred securities for additional terms relating to the junior subordinated debt securities.

     If BankAtlantic Bancorp issues junior subordinated debt securities to the Trust in connection with the Trust's issuance of trust preferred securities, the Trust may subsequently distribute the junior subordinated debt securities pro rata to the holders of trust preferred securities in connection with the dissolution of the Trust upon the occurrence of a number of events that we will describe in the applicable prospectus supplement.

  SUBORDINATION

     The junior subordinated debt securities are unsecured, subordinated and junior in right of payment to all of BankAtlantic Bancorp's senior indebtedness. They will rank equally with all of BankAtlantic Bancorp's other junior subordinated debt securities. For these purposes, when BankAtlantic Bancorp refers to "senior indebtedness," it means:

     - any payment due in respect of BankAtlantic Bancorp's indebtedness:

        - for money borrowed, including any financial derivative, hedging or futures contract or similar instrument, or

        - evidenced by securities, debentures, bonds, notes or other similar instruments issued by BankAtlantic Bancorp or any entity or business that it may subsequently acquire including, without limitation, all obligations under its indentures with various trustees, regardless of whether that indebtedness exists on the date BankAtlantic Bancorp issues the junior subordinated debt securities or it subsequently creates, incurs or acquires it.

     - all capital lease obligations;

     - all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of BankAtlantic Bancorp's under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations;

     - all obligations for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

     - all obligations of the type referred to in the preceding bullet points of other persons, the payment of which BankAtlantic Bancorp is responsible or liable for as obligor, guarantor or otherwise; and

     - all obligations of the type referred to in the preceding bullet points of other persons secured by any lien on any property or asset of BankAtlantic Bancorp, whether or not it has assumed that obligation, except for

     - any indebtedness that is by its terms expressly subordinated to, or of equal rank with, the junior subordinated debt securities,

     - any indebtedness which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to BankAtlantic Bancorp,

     - any indebtedness between or among BankAtlantic Bancorp and/or its affiliates,

     - any indebtedness that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business, to the extent that payments made to the obligees of such indebtedness by the holders of the junior subordinated debt securities as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of the subordination provisions to which such indebtedness is subject, and

     - any other indebtedness of a type specified in a supplemental prospectus as not constituting senior indebtedness.

BankAtlantic Bancorp is not permitted to pay principal, premium or interest on the junior subordinated debt securities if:

     - it does not pay any senior indebtedness when due and any applicable grace period for that payment has ended with the default not being cured or waived or otherwise ceasing to exist, or

     - the maturity of any senior indebtedness has been accelerated because of a default.

If BankAtlantic Bancorp pays or distributes its assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings involving it, the holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due on their senior indebtedness before the holders of the junior subordinated debt securities are entitled to receive or retain any payment or distribution. Subject to the prior payment of all senior indebtedness, holders of the junior subordinated debt securities who receive payments or distributions on those securities must pay them over to the holders of senior indebtedness until all amounts owing on the senior indebtedness are paid in full.

  ADDITIONAL COVENANTS

     The indenture relating to the junior subordinated debt securities will include covenants that BankAtlantic Bancorp will make for the benefit of the holders of the junior subordinated debt securities, unless stated otherwise in the applicable prospectus supplement. These covenants provide that if:

     - BankAtlantic Bancorp gives notice of its election to extend an interest payment period for the junior subordinated debt securities and the extension is then in effect; or

     - BankAtlantic Bancorp is in default with respect to its payment or other obligations under the trust preferred securities; or

     - an event of default with respect to the junior subordinated debt securities has occurred and is continuing;

then:

     - BankAtlantic Bancorp will not, with respect to any of its capital stock,

        - declare or pay any dividend,

        - make any distributions,

        - redeem, purchase, acquire, or

        - make a liquidation payment,

     - and BankAtlantic Bancorp will not, with respect to any debt securities that rank equally with or junior to the junior subordinated debt securities,

        - make any payment of principal, premium or interest, or

        - repay, repurchase or redeem any such securities.

However, these covenants will not restrict:

     - any combination or reclassification of BankAtlantic Bancorp's capital stock or the exchange or conversion of one class or series of its capital stock for another class or series of its capital stock; or

     - any declaration of a dividend in connection with the implementation of a shareholder rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto; or

     - BankAtlantic Bancorp's purchase of fractional interests in shares of its capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged; or

     - purchases of BankAtlantic Bancorp's common stock related to rights under any of its benefit plans for it or its subsidiaries' directors, officers or employees; or

     - any dividends or distributions payable in any class of its common stock.

     The junior subordinated debt securities indenture will further provide that, as long as the trust preferred securities remain outstanding, BankAtlantic Bancorp will:

     - directly or indirectly maintain 100% ownership of the trust common securities except to the extent permitted by the applicable trust agreement; provided that any permitted successor of BankAtlantic Bancorp under the junior subordinated debt securities indenture may succeed to its ownership of the trust common securities; and

     - use its reasonable efforts to cause the Trust:

          - to remain a statutory business trust, except in connection with:

               - the distribution of junior subordinated debt securities to the holders of trust securities in liquidation of the Trust,

               - the redemption of all of the trust securities of the Trust, or

               - mergers, consolidations or amalgamations permitted by the related trust agreement, and

          - to otherwise continue to be classified as a grantor trust for United States federal income tax purposes, except in connection with a distribution of junior subordinated debt securities.

  ADDITIONAL EVENT OF DEFAULT

     The junior subordinated debt securities indenture will also provide that BankAtlantic Bancorp's failure to pay to the Trust, concurrently with each interest payment (subject to the 30 day grace period applicable to interest payments), any additional amounts required so that the net amounts received and retained by the Trust, after paying taxes, duties, assessments or governmental charges of whatever nature imposed by the United States or any other taxing authority, other than withholding taxes, will not be less than the amounts the Trust would have received if those taxes, duties, assessments, or other governmental charges had not been imposed.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE JUNIOR SUBORDINATED DEBT SECURITIES AND THE TRUST PREFERRED SECURITIES GUARANTEE

     The trust preferred securities evidence preferred undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing its trust preferred securities and investing the proceeds from that issuance in BankAtlantic Bancorp's junior subordinated debt securities. A principal difference between the rights of a holder of a junior subordinated debt security and the rights of a holder of a trust preferred security is that a holder of a junior subordinated debt security is entitled to receive from BankAtlantic Bancorp the principal amount of, and interest accrued on, junior subordinated debt securities held, while a holder of a trust preferred security is entitled to receive distributions from the Trust (or from BankAtlantic Bancorp under the guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

     As long as BankAtlantic Bancorp makes interest and other payments on the junior subordinated debt securities when those payments are due, the payments will be sufficient to cover distributions and payments due on the related trust securities because:

     - the aggregate principal amount of junior subordinated debt securities will be equal to the sum of the aggregate stated liquidation amount of the related trust securities;

     - the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the related trust preferred securities;

     - BankAtlantic Bancorp will pay for all costs and expenses of the Trust;
       and

     - the trust agreement provides that the trustees of the Trust will not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     BankAtlantic Bancorp will guarantee payments of distributions and other payments due on the trust preferred securities to the extent that funds for those payments are legally and immediately available, as and to the extent set forth under "Description of Trust Preferred Securities Guarantee". If BankAtlantic Bancorp does not make interest payments on the junior subordinated debt securities, it does not expect that the Trust will have sufficient funds to pay distributions on its trust preferred securities. The guarantee is a guarantee from the time BankAtlantic Bancorp issues it, but it does not apply to any payment of distributions unless and until the Trust has sufficient funds legally and immediately available for the payment of the distributions.

     If BankAtlantic Bancorp fails to make interest or other payments on the junior subordinated debt securities when due, after taking into account any extension period as described in the applicable prospectus supplement, the trust agreement provides a mechanism permitting the holders of the trust preferred securities to appoint a substitute property trustee. Those holders may also direct the property trustee to enforce its rights under the junior subordinated debt securities, including proceeding directly against BankAtlantic Bancorp to enforce the junior subordinated debt securities. If the property trustee fails to enforce its rights under the junior subordinated debt securities to the fullest extent permitted by applicable law, any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the property trustee's rights under the junior subordinated debt securities without first instituting any legal proceeding against the property trustee or any other person or entity. A holder of trust preferred securities may also institute a legal proceeding directly against BankAtlantic Bancorp, without first instituting a legal proceeding against the property trustee or any other person or entity, for enforcement of payment to that holder of principal of or interest on the junior subordinated debt securities having a principal amount equal to the aggregate stated liquidation amount of the holder's trust preferred securities on or after the due dates specified in the junior subordinated debt securities.

     If BankAtlantic Bancorp fails to make payments under the guarantee, the guarantee permits the holders of the trust preferred securities to direct the guarantee trustee to enforce its rights under the guarantee. In addition, any holder of trust preferred securities may institute a legal proceeding directly against BankAtlantic Bancorp to enforce the guarantee trustee's rights under the guarantee without first instituting a legal proceeding against the guarantee trustee or any other person or entity.

     Upon any voluntary or involuntary dissolution of the Trust, unless the Trust distributes the junior subordinated debt securities, the holders of trust preferred securities will be entitled to receive, out of assets legally available for distribution to holders, a liquidation distribution in cash as described in the applicable prospectus supplement. Upon any voluntary or involuntary liquidation or bankruptcy of BankAtlantic Bancorp, the property trustee, as holder of the related series of junior subordinated debt securities, would be a subordinated creditor of BankAtlantic Bancorp, subordinated in right of payment to all senior indebtedness with respect to the related series of junior subordinated debt securities, but entitled to receive payment in full of principal and interest, before any of BankAtlantic Bancorp's shareholders receive payments or distributions.

                              PLAN OF DISTRIBUTION

     We may sell the securities subject to this prospectus in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The prospectus supplement with respect to the securities we are offering will describe the specific terms of our offering, including:

     - the name or names of any underwriters, dealers, or agents,

     - the purchase price of the securities,

     - the proceeds to us from the offering,

     - any delayed delivery arrangements,

     - any underwriting discounts and other items constituting underwriters' compensation,

     - the initial public offering price,

     - any discounts or concessions that dealers may allow or reallow or pay, and

     - any securities exchanges on which we may have listed the securities we are offering.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices the underwriters determine at the time of sale. We may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriter or underwriters for a particular underwritten offering of securities in the prospectus supplement relating to that offering. If we use an underwriting syndicate, then we will name the managing underwriter or underwriters on the cover of the prospectus supplement. Unless we state otherwise in the prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if they purchase any of them. We may change the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers from time to time.

     If we or the underwriters use dealers in the sale of the securities for which we are delivering this prospectus, then we will sell those securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers will determine at the time of their resale. We will disclose the names of the dealers and the terms of the transaction in the prospectus supplement.

     We may sell the securities directly or through agents from time to time at fixed prices, which we may change, or at varying prices that we will determine at the time of sale. We will name any agent involved in the offer or sale of the securities for which we are delivering this prospectus. We will also disclose any commissions that we will pay to our agents in the prospectus supplement. Unless we indicate otherwise in the prospectus supplement, our agents will be acting on a best efforts basis for the period of their appointment.

     In connection with the sale of the securities, we or the purchasers of the securities may pay underwriters, dealers or agents compensation in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the securities may be underwriters, and any discounts or commissions that they receive from us, and any profit they realize on their resale of the securities, may be underwriting discounts or commissions under the Securities Act.

     We may sell the securities directly to institutional investors or others, who may be underwriters within the meaning of the Securities Act with respect to any resale of those securities. We will describe the terms of those sales in the prospectus supplement.

     If we indicate in the prospectus supplement, we will authorize our agents, underwriters or the dealers to solicit offers from institutions to purchase the securities at the public offering price that we will disclose in the prospectus supplement under delayed delivery contracts. A delayed delivery contract provides for the investor's payment and our delivery of the purchased securities on a specified date in the future. We expect that these contracts will be subject only to the conditions that we describe in the prospectus supplement. The prospectus supplement will describe the commission that we pay our agents to solicit those contracts.

     Our agreements with our agents, dealers and underwriters may require us to indemnify them against a number of civil liabilities, including liabilities under the Securities Act, or to grant them contribution for payments that they may be required to make as a result of those liabilities. Our agents, dealers and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us in the ordinary course of their business.

     Some or all of the securities that we may issue may be new issues of securities with no established trading market. Any underwriters to whom we sell securities for a public offering may make a market in those securities, but we can not obligate them to do so and, even if they do, they may discontinue any market making at any time without notice. We can not assure you that a trading market will develop for any of the securities that we may offer or, if any market does develop, how liquid that market will be.

     In order to facilitate the offering of our securities, any underwriters or agents, as the case may be, involved in the offering of our securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities or any other securities, the prices of which we may use to determine payments on our securities. Specifically, the underwriters or agents, as the case may be, may over allot in connection with the offering, creating a short position in the securities for their own account. In addition, to cover over allotments or to stabilize the price of our securities or any other securities, the underwriters or agents, as the case may be, may bid for, and purchase, our securities or any other securities in the open market. Finally, in any offering of our securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., of Miami, Florida, will issue an opinion for BankAtlantic Bancorp about certain legal matters with respect to the securities other than the trust preferred securities. Certain matters relating to the trust preferred securities will be passed upon for BankAtlantic Bancorp and the Trust by Richards, Layton & Finger, P.A., special Delaware counsel to BankAtlantic Bancorp and the Trust.

                                    EXPERTS

     The consolidated financial statements of BankAtlantic Bancorp, Inc. and subsidiaries as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated by reference herein and elsewhere in the registration statement have been audited and reported upon by KPMG LLP, independent certified public accountants. Such financial statements have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     BankAtlantic Bancorp files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements and other information concerning BankAtlantic Bancorp at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office in Chicago at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room and its copy charges, as well as the SEC Public Reference Section's charges for mailing copies of the documents BankAtlantic Bancorp has filed.

You can review electronically filed reports, proxy and information statements on the SEC's internet site at http://www.sec.gov. BankAtlantic Bancorp's Class A Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about BankAtlantic Bancorp, the Trust and the securities, you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

     We have not included any separate financial statements for the Trust. They were omitted because the Trust is BankAtlantic Bancorp's wholly owned subsidiary with no independent operations, BankAtlantic Bancorp guarantees the fee obligations relating to the Trust securities and the SEC has exempted this type of Trust from filing obligations for as long as BankAtlantic Bancorp continues to file its information with the SEC.

     The SEC allows BankAtlantic Bancorp to "incorporate by reference" the information it files with the SEC. This permits BankAtlantic Bancorp to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that BankAtlantic Bancorp files later with the SEC will automatically update and supersede this information. BankAtlantic Bancorp incorporates by reference:

     - its Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 30, 2001;

     - its Quarterly Reports on Form 10-Q for the period ended March 31, 2001, filed with the SEC on May 15, 2001, and for the period ended June 30, 2001, filed with the SEC on August 14, 2001;

     - its Current Reports on Form 8-K filed with the SEC on September 14, 2001, August 16, 2001, and May 25, 2001;

     - a description of its Class A Common Stock, $0.01 par value per share, contained in its Registration Statement on Form 8-A, filed with the SEC on June 25, 1997; and

     - any of its future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this prospectus until this offering is terminated.

     You may request a copy of these filings at no cost by writing or telephoning BankAtlantic Bancorp at the following address:

                            Corporate Communications
                              BankAtlantic Bancorp
                          1750 East Sunrise Boulevard
                         Fort Lauderdale, Florida 33304
                                 1-800-909-6467

                                6,000,000 Shares

                       (BANKATLANTIC BANCORP, INC. LOGO)

                              Class A Common Stock

             ------------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                               December 13, 2001

             ------------------------------------------------------

                                LEHMAN BROTHERS

                            FRIEDMAN BILLINGS RAMSEY

                                RYAN, BECK & CO.

                                 STEPHENS INC.

                                      LOGO